Exhibit 99.1

BRAGG GAMING GROUP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

DATED: March 26, 2024

-i-

EXPLANATORY NOTES AND OTHER INFORMATION

In this annual information form ("AIF" or "Annual Information Form"), unless the context otherwise requires, all references to the "Company", "Bragg", "we", "us", or "our" refers to Bragg Gaming Group Inc., together with its wholly-owned subsidiaries and entities.

In this AIF, unless the context otherwise requires, all references to "Oryx" refers to Oryx Gaming International LLC, together with its wholly-owned subsidiaries and entities on a consolidated basis.

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2023, unless otherwise indicated.

This AIF contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

EXCHANGE RATE DATA

Except as otherwise indicated in this AIF, references to "Canadian dollars" or "C$" are to the currency of Canada, references to "U.S. dollars" or "US$" are to the currency of the United States, references to "GBP" or "£" are to the currency of the United Kingdom and references to "EUR" or "€" are to European Euros.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada (based on the daily average rates as reported by the Bank of Canada).

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022
High	1.3875	1.3856
Low	1.3128	1.2451
Average rate per period	1.3497	1.3013
Rate at end of period	1.3226	1.3544

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one Euro, expressed in Canadian dollars, published by the Bank of Canada (based on the daily average rates as reported by the Bank of Canada).

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022
High	1.5053	1.4606
Low	1.4211	1.2897
Average rate per period	1.4596	1.3696
Rate at end of period	1.4626	1.4458

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one British pound sterling, expressed in Canadian dollars, published by the Bank of Canada (based on the daily average rates as reported by the Bank of Canada).

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022
High	1.7281	1.7313
Low	1.6115	1.4731
Average rate per period	1.6783	1.6076
Rate at end of period	1.6837	1.6322

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This AIF contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change.  Such forward-looking information may include information regarding our financial position, business strategy, growth strategies, status of acquisitions, status of licensing and certification in new markets, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, statements regarding our expectations of future results, management's interpretation of laws, performance, achievements, prospects or opportunities or the markets in which we operate, as well as statements relating to expectations regarding industry trends, regulatory developments in new markets, our ability to continually diversify and reduce our exposure to any single market, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our business, expected acquisition outcomes and synergies, management's interpretation of regulatory regimes and future developments, our business plans and strategies, and our competitive position in our industry are forward-looking statements.

In some cases, such statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "would", "intend", or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Such forward-looking statements are made as of the date of this AIF.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company is unable to guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements. Many of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this AIF are beyond the control of the Company. The risks and other factors include, but are not limited to:

●	volatility and fluctuation of the market price of the common shares of the Company (the "Common Shares");
●	increased costs as a result of being a public company in the United States;
●	enforcing civil liabilities in Canada under United States securities laws;
●	subordination of the rights of holders of Common Shares;
●	the concentration of ownership of the Common Shares;
●	negative cash flows from operations;
●	dependence on a small number of significant customers for a large portion of revenue;
●	reliance on third-parties for gaming content;
●	the integrity, reliability, and operational performance of content aggregation, parsing and distribution;
●	costs to maintain, transfer, and receive personal data;
●	the potential registration of users or end users prior to accessing offerings;
●	cyberattacks and security vulnerabilities;
●	dependence on the services and performance of key executives;
●	failure to adapt to rapid technological developments in the gaming industry;
●	requirement for additional capital in order to carry out business objectives;
●	potential future conflict of interest concerns with management, directors, and officers of the Company;
●	current global financial conditions;
●	the legal framework, ways of working, and conduct of business affairs in certain jurisdictions;
●	growth-related risks;
●	acquisition risks;

●	online transaction risks including collusion to defraud, launder money, or other illegal activities;
●	uncertainty surrounding the post Brexit Trade Agreement;
●	reputational challenges of dealing in the gaming industry;
●	concentration of credit risk;
●	risk that the Company will not be able to meet its financial obligations as they fall due;
●	unintended legal consequences of specific software use;
●	the requirement to obtain government permits, approvals, or licences;
●	requirements and legislation surrounding the need for formal responsible gaming initiatives though legislative, policy, and other processes;
●	customers' provision of gaming services to players in unregulated markets;
●	criminality of activities based on legislative interpretation;
●	evolving regulatory perception of gaming operators and suppliers;
●	deriving revenues from players located in jurisdictions in which the Company does not hold a licence;
●	changes in taxation rates or law, or misinterpretation of the law;
●	the loss of a license or registration from any of the Company's customers; and
●	any other factors discussed under "Risk Factors" herein.

Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company’s operations or financial results is discussed in this AIF. Copies of this AIF are available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov. The above summary of risks related to forward-looking statements is included in this AIF in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes.

With respect to forward-looking statements contained in this AIF, the Company has made assumptions regarding, among other things: the Company’s ability to obtain and maintain licenses; market demand for online gaming services; present and future business strategies; the impact of increasing competition; conditions in general economic and financial markets; the environment in which the Company will operate in the future, including the ability to obtain services and supplies in a timely manner to carry out the Company’s activities; current technology; cash flow; future exchange rates; timing and amount of capital expenditures; effects of regulation by governmental agencies; future operating costs; and the Company’s ability to obtain financing on acceptable terms.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward- looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above and described in greater detail in "Risk Factors" should be considered carefully by prospective investors.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements, which speak only as of the date made.

The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. The Company is not under any duty to update or revise any of the forward-looking statements except as expressly required by applicable securities laws.

NON-IFRS MEASURES

This AIF makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards ("IFRS") and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures "EBITDA" and "Adjusted EBITDA" (each defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company's management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

"EBITDA" is calculated by adding back certain non-cash items to net income or loss from continuing operations and is used by management to measure operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

"Adjusted EBITDA" means earnings before interest, taxes, depreciation, and amortization after: (i) adding back share based compensation; (ii) adding back transaction and acquisition costs; (iii) adding back impairment of intangible assets and goodwill; (iv) deducting lease payments recorded as a depreciation and interest expense under IFRS; (v) adding back or deducting gain / loss on re-measurement of contingent and deferred consideration; (vi) adding back gain / loss on re-measurement of derivative liabilities; (vii) adding back loss on disposal of intangible assets; and (viii) adding back certain exceptional costs.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on March 17, 2004, under the name "Rockies Financial Corporation" pursuant to the Canada Business Corporations Act ("CBCA"). On December 21, 2018, the Company filed articles of amendment to change the name of the Company to "Bragg Gaming Group Inc.". The Common Shares trade on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") under the ticker symbol "BRAG".

The registered office of the Company is located 130 King Street West, Suite 1955, Toronto, Ontario M5X 1E3.

Inter-corporate Relationships

The Company's principal subsidiary is Oryx, which was incorporated in the State of Delaware and is headquartered in Las Vegas. Oryx is wholly-owned by the Company and, together with its subsidiaries, carries on substantially all of the business of the consolidated enterprise. Oryx's primary operations are provided through its wholly-owned subsidiaries in Cyprus, Malta, and Slovenia.

In June 2021, Bragg acquired Wild Streak Games LLC ("Wild Streak"), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in regulated markets in the United States and Europe.

In June 2022, Bragg acquired Spin Games, LLC ("Spin"), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In June 2023, Bragg incorporated a new subsidiary, Bragg (Gibraltar) Limited (“Bragg Gib”). Bragg Gib is a Gibraltar-based licensed technology and content provider supplying Bragg proprietary content to key European markets.

In September 2023, Bragg incorporated a new subsidiary, Bragg Isle of Man Limited (“Bragg IOM”). Bragg IOM is an Isle of Man-based licensed technology and content provider supplying Bragg’ products and services to global operators.

The following table sets out material inter-corporate relationships of the Company as of the date of this AIF:

See “Description of the Business” below.

GENERAL DEVELOPMENT OF THE BUSINESS

This section discusses the major events or conditions that have influenced the general development of the Company.

Three Year History

2021

Financing – Common Shares

On January 13, 2021, the Company completed a non-brokered private placement. The Company raised gross proceeds of C$3,000,000 through the issuance of 247,934 Common Shares at a price of C$12.10 per Common Share. Insiders of the Company subscribed for 247,934 Common Shares.

Oryx Second Earn-Out

On January 18, 2021, the second earn-out payment was converted into €22 million worth of Common Shares at a conversion price of C$7.30 per Common Share (the “Second Earn-Out Payment”), subject to certain conditions, including the completion of a financing transaction and the entering into of an investor rights agreement with KAVO (the "KAVO Investor Rights Agreement"). The amending agreement further provided that KAVO was entitled to receive up to €1,500,000 in certain accounts receivable of the Company (the “Fifth Amending Agreement”)

Following the completion of the Second Earn-Out Payment, Matevž Mazij became a "control person" of the Corporation, and, as of the date of this AIF, exercises control or direction over 19.9% of the outstanding Common Shares on a non-diluted basis. The amalgamation and transaction were completed in compliance with applicable securities laws at the time, and the Fifth Amending Agreement does not substantially change the terms of the underlying Oryx Share Purchase Agreement (“Oryx SPA”). The common shares of the Corporation issued to satisfy the second earn-out payment are subject to a statutory four-month hold period. In connection with the settlement of the Second Earn-Out Payment, Matevž Mazij was appointed to the board of directors of the Company (the “Board”).

The full text of the Oryx SPA, the Fifth Amending Agreement, and the KAVO Investor Rights Agreement are filed under the Company’s profile on SEDAR+ at www.sedarplus.ca. Readers are encouraged to read the Oryx SPA (as amended by the Fifth Amending Agreement) and the KAVO Investor Rights Agreement in their entirety.

Acquisition

On June 2, 2021, the Company acquired 100% of the membership interests in Wild Streak, a Nevada-based content creation studio with a portfolio of 39 premium casino slot titles supported across online- and land-based applications (the "Wild Streak Acquisition"). Pursuant to the Wild Streak Acquisition, Doug Fallon, the founder and CEO of Wild Streak, joined the Company as Managing Director of Group Content. The Company agreed to pay a purchase price consisting of: (i) US$10 million in cash; and (ii) US$20 million in Common Shares, of which US$10 million worth of Common Shares will be payable on the first anniversary of the closing date of the Wild Streak Acquisition and US$5 million worth of Common Shares will be payable on each of the next two anniversaries of the closing date of the Wild Streak Acquisition.

Market Launches

In late March 2021, the Company launched its partnership with Grand Casino Baden. The operator’s online casino brand, jackpots.ch, provides content from the Company’s exclusive remote games server ("RGS") partner, Gamomat. This represents the Company’s entrance to the Swiss market.

In August 2021, the Company was granted a license to supply its RGS and casino content to operators in Greece by the Hellenic Gaming Commission. The Company’s customers in the territory include OPAP, Stoiximan, Novibet, Betsson and NetBet.

On October 4, 2021, the Company launched its platform in the newly regulated Dutch market after going live with the highly anticipated BetCity.nl brand under a full turnkey agreement with local operator BetEnt. BetEnt, the online arm of established Dutch land-based operator Casino City, selected the Company to provide it with a complete solution including its leading Player Account Management ("PAM") iGaming Platform and extensive content library.

On November 26, 2021, the Company launched a PAM iGaming platform and content in the Netherlands with JACKS.NL, the online brand of Jack’s Casino. The launch occurred after the Dutch Gaming Authority granted a license to JOI Gaming, part of the JVH Gaming & Entertainment Group, to operate JACKS.NL.

2022

New Studio Launch

In January 2022, the Company launched a new proprietary studio brand, Atomic Slot Lab, with the studio releasing eight slot titles in European markets and seven slot titles in North American markets during the year. In August 2022, the Company launched a second new proprietary studio brand, Indigo Magic, with the studio releasing three slot titles in European markets and one slot title in North American markets during the year.

On February 14, 2022, the Company announced entry into the Czech Republic market, taking its content live with the SYNOT Group. On March 29, 2022, the Company announced entry into the Bahamas market, taking its content live with Island Luck. On April 5, 2022, the Company announced entry into the Ontario market taking its content live with 888. On April 7, 2022, the Company announced entry into the Portugal market, taking its content live with Betclic. On September 7, 2022, the Company announced that it had enhanced its presence in the Czech Republic by launching its PAM offering with the Merkur Group.

Distribution Agreements

On January 18, 2022, the company went live with Swiss operator Casino Interlaken to supply its range of exclusive slots. The partnership with Interlaken marked the Company’s third in Switzerland following deals with leading operators Grand Casino Luzern and Grand Casino Baden.

On March 7, 2022, the Company announced that it went live in Spain with 888casino, expanding its relationship with the operator as well as its presence in the Spanish market.

On April 7, 2022, the Company announced that it went live with Betclic in Portugal, expanding its in house content relationship with its existing operator into the new Portuguese market.

On September 7, 2022, the Company announced that it went live Mercur into the Czech market expanding its relationship with its existing operator into the new PAM, turnkey solutions, aggregation and content.

On November 7, 2022, the Company announced that it went live Comeon into the Dutch market expanding its relationship with its existing operator into the new PAM, turnkey solutions, aggregation and content.

On December 1, 2022, the Company announced that it went live with Rush Street in New Jersey, expanding its in house content relationship with its existing operator into the new US market.

On December 12, 2022, the Company announced that it went live with BetMGM in Michigan, expanding its in house content relationship with its existing operator into the new US market.

Licensing Agreements

On February 7, 2022, the Company announced a content licensing agreement with slots developer Blue Guru Games, allowing it to release numerous exclusive game titles from the studio.

On September 21, 2022, the Company announced a content development agreement partnership with Bally’s allowing it to develop and distribute numerous exclusive game titles from prominent studios in the US market.

On October 10, 2022, the Company announced it secures Sega Sammy Creation content licencing agreement allowing it to release numerous exclusive game titles from the studio in the US market.

On November 4, 2022, the Company announced a content agreement partnership with Incredible Technology Games, allowing it to release numerous exclusive game titles from the studio in the US market.

New Gaming Licences

On March 1, 2022, the Company announced it had obtained a license to supply its technology, content and services in the Bahamas.

On March 8, 2022, the Company announced it had obtained a supplier license to offer its technology, content and services in Ontario, Canada, when the market opens.

Financing Arrangement – Convertible Debt

On September 5, 2022, the Company entered into a funding agreement for an investment of US$8.7 million by Lind Global Fund II LP, an investment entity managed by The Lind Partners, a New York-based institutional fund manager (together "Lind") (the "Funding Agreement").

Funding is in the form of a US$8.7 million convertible note bearing interest at an inherent rate of 7.5% (the "Convertible Debt") and has a face value of US$10.0 million (the "Face Value"). The Company received net proceeds of approximately US$8.0 million from the funding, after costs directly attributable to the Funding Arrangement. The Face Value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into Common Shares at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or US$1.0 million if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Common Shares in such circumstances. In connection with the funding, Lind was issued a warrant to purchase up to 979,048 Common Shares at a price of C$9.28 per share for a period of 60 months. The funding is secured by assets of the Company and some of its subsidiaries. The Funding Agreement and the issuance of securities thereunder was approved by the TSX.

2023

Distribution Agreements

On January 30, 2023, the Company launched new content with DraftKings in New Jersey.

On February 6, 2023, the Company signed a content distribution agreement with leading European operator Betsson.

On February 27, 2023, the Company launched additional new content in New Jersey with Caesar’s Sportsbook & Casino.

On March 1, 2023, the Company increased its presence in Switzerland, launching content with Swiss Casinos and Grand Casino Basel.

On March 6, 2023, the Company continued its new content rollout in New Jersey with launches on ResortsCasino.com and MoheganSunCasino.com.

On July 5, 2023, the Company entered the Georgian iGaming market with Adjarabet, the local market leader.

On July 12, 2023, the Company launched its content with Swiss4Win.ch, the online operation of Casino Lugano in Switzerland. The launch marked the Company’s ninth customer in the territory out of eleven total licensees, with the Company’s Swiss customers now representing an estimated 88% of the online casino market in Switzerland.

On July 26, 2023, the Company entered into new global distribution agreements with 888casino and William Hill, and PokerStars, launching in the Eurasian territory of Georgia for the first time, and growing its customer base in Switzerland and Spain. The new agreement with PokerStars will expand the reach of Bragg’s content.

On August 8, 2023, the Company entered into a global content distribution agreement with PokerStars, spanning the United Kingdom, Italy, Portugal, Spain, Denmark, Sweden and the Czech Republic, as well as regulated territories in the United States.

On August 16, 2023, the Company rolled out its content in the United Kingdom with Unibet, a leading brand from multi-national operator Kindred Group. The Company also launched content with leading online casino operator bet365 in Ontario, Canada. The Company also launched content with leading Italian online casino operator Snaitech.

On September 5, 2023, the Company obtained a business-to-business (“B2B”) remote gambling license in Gibraltar, home to multiple international online gambling businesses.

On November 2, 2023, the Company launched its new content and RGS technology with BetMGM in New Jersey. Through this launch, the Company has extended its existing collaboration with BetMGM, a leading operator in North America. Bragg also provides iGaming content for BetMGM players in Michigan and Pennsylvania.

On November 7, 2023, the Company extended its agreement with Entain Plc to supply Entain Plc’s Dutch iGaming operator, BetCity.nl, with the Company’s PAM platform until 2025. BetCity.nl will continue to utilize Bragg’s content and product delivery services on an exclusive basis for the duration of the extended PAM agreement, allowing Bragg to provide its proprietary, exclusive, and aggregated casino content as well as the delivery of sports betting products to customers of the leading Dutch market operator. In addition, Bragg will integrate with several new iGaming suppliers to further enhance the localized content portfolio the Company provides to the market in the Netherlands.

DESCRIPTION OF THE BUSINESS

General

The Company is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. The Company's proprietary studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak, Spin, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered by Bragg: games built on Bragg's RGS technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel “PAM” platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in Colombia, Germany, Michigan, the Netherlands, New Jersey, Ontario, Pennsylvania, Spain, Sweden, and the United Kingdom.

Operating Segment

The Company has only one operating segment: B2B online gaming, and as of 2023 it derives 77.7% of its revenue from its games and content services, and 22.3% of its revenue from iGaming platform and Turnkey solutions. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the year ended December 31, 2023, the majority of the Company's operating revenue is geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company's worldwide end-user base.

Products and Services

The Company offers a full range of games including slot games, table games, card games, video bingo, scratch card games, virtual sports, and live dealer games. These games are featured on the PAM and are also available for use on other gaming platforms offered by third parties.

PAM Platform Licensing

The Company offers a multi-channel and cross-product PAM that enables operators to manage their entire product suite using one shared account and one wallet for casino, lottery, sportsbook, and other operations. The PAM allows operators to maximize cross-sale opportunities and increase player value by using the fully-integrated set of tools and solutions to manage users, transactions, campaigns, reporting, and analytics. The PAM features games from proprietary studios and content developed by third parties. The PAM offers a full payment solution integrated with a large number of payment solution providers covering local and global markets; and it also includes a player risk profile level and an advanced rule engine for customization.

Through a single account across all products and channels, operators get a complete overview and history of customer activities, transactions, balance, and personal data. This enables a personalized approach in communication with players and tailor-made offers. The platform also offers player protection features such as deposit limits, play-time limits, loss limits, and reality checks to allow operators to encourage responsible gaming.

The PAM has an integrated chat function which enables quick access to customer data and enables operators to provide unrivaled customer support as well as up-selling and cross-selling opportunities. The platform also has bonus and wagering management, whereby the platform can enable automatically triggered bonuses for deposits and signup promotions, manual bonuses given to players by customer support, bonus code and many other flexible bonus configurations. In addition, the platform provides for loyalty management wherein operators can set different levels for different game limits, transaction limits, bonuses, levels of service and predefined deposit amounts. The platform also allows for dynamic campaign management whereby operators can create automated or bespoke campaigns to maximize cross-selling opportunities to increase player value.

The PAM has a sophisticated business intelligence tool which can create insightful dashboards and reports on customer behavior, financial transactions, gaming income, bets, detailed statistics of gameplay, all with flexible filtering and grouping options, as well as campaign performance reporting. The PAM contains an affiliate management system and portal to enable operators to build productive relationships with affiliates using redirect or download links, coupon codes, and real-time earning and payment reporting.  Further, the PAM provides for an integrated land-based, self-serve, betting system with support for anonymous play (cash and cashless play support), and account play (registration, login, deposit, and fund transfers). Development and maintenance of the PAM is completed in-house by employees and contractors of the Company and its subsidiaries.

Turnkey and Managed Services

The Company offers a complete solution for its PAM customers where it can manage an operator's customers and marketing communications. The operational managed services assist with hosting and security, know-your-client requirements, payment and transaction management, customer support, and risk and fraud management. The Company’s marketing managed services address retention and conversion marketing programs, VIP marketing and management, and provide a personalized approach to players. These services are based on player data and correspondence history and aim to create a strong relationship and customer loyalty. The Company’s analytics and business intelligence services aggregate, manage and utilize significant amounts of data and prepare periodic and per-request reports and insights.

Games and Content

The Company offers proprietary, exclusive, and third-party gaming content, all delivered through a single integrated platform and supported by data platform functionality and its FUZE™ player engagement toolset. The Company has five proprietary studios, two located in Europe and the other three in the United States, with a combined portfolio of over 60 casino gaming titles as of December 31, 2023.

The Company also holds exclusive content distribution rights through partnerships with selected third-party studios. These studios offer differentiated and localized content that is not available elsewhere in specific markets. The Company has such arrangements with several third-party studios including Gamomat, Kalamba Games, Bluberi, Gaming Arts, King Show Games, Sega Sammy Creation, Incredible Technologies and Galaxy Gaming, with over 250 Bragg-exclusive games from third-party partner studios live at the end of 2023.

To meet the needs of the market, the Company’s casino game aggregator is integrated with and distributes non-exclusive games from additional third-party studios including leading brands such as Evolution, Playtech and Play’N Go. Content is constantly updated on this platform, with over 2,000 distinct game titles added in 2023 and over 8,000 distinct game titles from 65 games studios live on the platform as at December 31, 2023.

Locations

The Company provides gaming services to its customers that operate in Belgium, Canada, Croatia, Denmark, Germany, Greece, the Netherlands, Romania, Serbia, Spain, Sweden, Switzerland, the United Kingdom, and the United States. The Company is particularly focused on expanding its presence in growing markets such as Canada, Italy, Latin America, the United Kingdom, and the United States, and has made significant inroads towards delivering on its market expansion plan.

In 2023, the Company obtained licenses and appropriate certifications in the United States, Sweden, Gibraltar and the Isle of Man. The Company is also in active commercial discussions with several additional operators and it continues to monitor other markets for regulatory developments. The acquisitions of Spin and Wild Streak have accelerated the Company’s expansion into the United States through Connecticut, Michigan, New Jersey, and Pennsylvania.

Customers

As of December 31, 2023, the Company’s total customer base was over 260 customers (December 31, 2022: over 190 customers). The Company continues to strengthen its customer base, servicing leading business-to-consumer ("B2C") operators in the online casino industry such as Entain Plc, Gamesys, Betsson, Superbet, Mr. Green, Comeon, 888 , BetMGM, DraftKings , FanDuel, Golden Nugget, Hard Rock, and Penn National Gaming, among others.

Revenue

The Company derives its revenue from operators using its platforms and proprietary and third-party content, whereby it earns a percentage of the gross gaming revenue generated by the operators. As such, the success of Bragg is tied to the performance of its operators. For the year ended December 31, 2023, 64.9% of revenue was derived from ten clients, 67.3% for the twelve months ended December 31, 2022.

The Company’s revenue1 for the year ended December 31, 2023, increased from the same period in the previous year by 10.4.% to EUR 93.5 million (2022: EUR 84.7 million) continuing a yearly growth since FY2021. The Group’s year-over-year revenue growth was mainly organic through its existing customer base, with onboarding of new customers in various jurisdictions and a solid revenue performance from its proprietary Wild Streak casino games studio and Spin’s existing United States customer base.

The Company’s revenue growth was mainly derived from the games and content segment which amounted to EUR 72.6 million (2022: EUR 60.8 million) and accounted for 77.7% (2022: 71.7% ) of the total revenues, as demand for the Group’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology and product offering. These investments enhanced the roll out of the iGaming (PAM) product in new markets throughout the year including Oryx Hub, new data analytic tools and customer engagement platform.

Other financial information

Gross profit increased compared to the same period in the previous year by 10.8% to EUR 49.9 million (2022: EUR 45.1 million) with gross margins increasing by 0.2% to 53.4% (2022: 53.2%). Gross profits improved year over year primarily due improvement in revenue performance and the composition of revenue derived from our iGaming platform and managed services together with revenue from proprietary game studios which has no cost of sales compared to third party games and content which have associated third party costs.

The Company’s Adjusted EBITDA increased from the same period in the previous year by 26.3% to EUR 15.2 million (2022: EUR 12.1 million) with Adjusted EBITDA margins increasing by 210 bps to 16.3% (2022: 14.2%). The change in margin is mainly as a result of scale and a change in the product mix of iGaming and managed services, while maintaining higher investment in salaries and subcontractor costs as part of the Company’s strategy to expand software development, product, and senior management functions.

Total operating loss for the period amounted to EUR 0.8 million (2022: EUR 0.8 million).

Operations

Oryx Gaming Limited (Malta)

Oryx Gaming Limited (Malta) ("OGL") is a wholly-owned subsidiary of Oryx, and holds its gaming supply license, being its Maltese B2B license ("Critical Gaming Supply License") to supply ‘Type 1’ games (casino-games), which is regulated by the Malta Gaming Authority ("MGA"), and its "class 2" Romanian license ("Class 2 License"), which is regulated by the Romanian Gaming Authority. OGL generates revenue for Oryx by being the main arm through which it uses its Critical Gaming Supply License to license and/or supply proprietary

1 Revenue includes group share in games and content, platform fees and management and turnkey solutions and third-party gambling software products, but it does not supply Oryx Sportsbook to MGA license holders using its Critical Gaming License. OGL uses its Class 2 License to support Romanian-licensed operators.

Oryx Sales Distribution Limited (Cyprus)

Oryx Sales Distribution Limited (Cyprus) ("OSD"), is a wholly-owned subsidiary of Oryx, and is a sales and distribution company for the license and/or supply of proprietary and third-party gambling software products to operators in non regulated markets. OSD holds no gambling licence as this is not required for its operations. The purpose of OSD is the distribution and sale of gaming software and content to markets that are not regulated by the MGA. The regulatory framework of the MGA does not permit MGA licensees to provide services to businesses that do not hold a valid MGA license. The Company incorporated the OSD subsidiary to provide non-regulated services. OSD is managed in a similar fashion to OGL, since both subsidiaries provide many of the same services. OGL, however, sells gaming software and content to MGA licensees, while OSD sells gaming software and content to non-MGA licensees. OSD is unregulated, requires and retains no licensees or certificates, has no physical office space, and retains no employees. Oryx retains a corporate services firm in Cyprus that provides resident directors, as Cyprus has director residency requirements, and houses the minute book and constating documents of OSD. The nominee director of OSD can be removed or replaced by Oryx, the legal and beneficial owner of all of the issued and outstanding shares of OSD.

ORYX razvojne storitve d.o.o. (Slovenia)

ORYX razvojne storitve d.o.o. ("ORS") is a wholly-owned subsidiary of Oryx, and its principal function is as the development arm of the Company. ORS develops and implements the gambling software products for Oryx and other subsidiaries for further licensing and/or supply to operators. ORS holds no gambling licence as this is not required for its operations.

ORS holds, together with OGL, the ISO/IEC 27001 2022 certificate. The ISO/IEC 27001 is an international standard on how to manage information security. The standard was originally published jointly by the International Organization for Standardization (ISO) and the International Electrotechnical Commission (IEC) in 2005 and then revised in 2013 and 2022. It details requirements for establishing, implementing, maintaining and continually improving an information security management system (ISMS) – the aim of which is to help organizations make the information assets they hold more secure. A European update of the standard was published in 2017. Organizations that meet the standard's requirements can choose to be certified by an accredited certification body following successful completion of an audit.

The ISO/IEC 27001 certificate is widely known, providing requirements for an ISMS, though there are more than a dozen standards in the ISO/IEC 27000 family. Using them enables organizations of any kind to manage the security of assets such as financial information, intellectual property, employee details or information entrusted by third parties.

Wild Streak Games LLC

Wild Streak is a subsidiary of Bragg USA Inc. and is a Nevada-based content creation studio that is focused on the design and creation of premium and custom-slot content for the global online real money gaming and land base operators. Wild Streak generates revenue by contracting with leading operators for games royalties. In addition, Wild Streak contracts with land base operators for a development work for design of content and a fee for its deployment in the land base casinos.

Spin Games, LLC

Spin is a Nevada-based B2B content and distribution company. Spin builds a wide range of casino games focused on the United States market, including popular ‘stepper’ slots and table games. Spin delivers superior iGaming experience to its customers with its interactive technology and customized content.

Development

With respect to development, the Company develops some of its own products and subcontracts out certain development activities. Software development know-how and expertise for online gambling are contained within the Company. The main input into the development of its products is human capital in the form of employees or contractors. Bragg’s proprietary technology include its PAM, an omni-channel platform enabling the operation of casino, sports betting and lottery businesses, plus a fully owned RGS, its Bragg HUB content delivery and aggregation platform, data platform and its FUZE™ player engagement promotional toolset. In addition, the Company houses five proprietary online casino game studios:

1.	Atomic Slot Lab is the Company’s Las Vegas, Nevada-based and primarily United States targeted slots studio launched in 2022, and serving online casino operator customers located both in North America and in Europe
2.	Indigo Magic is the Company’s online casino game studio based in Ljubljana, Slovenia, launched in 2022 and which primarily develops games with styles, mechanics and themes favored in European markets, but which also serves operators in both North America and in Europe
3.	Wild Streak Gaming is the Company’s established slots studio based in Las Vegas, Nevada, which develops slots for both online and land-based casinos in North America and in Europe
4.	Spin Games is the Company’s established online casino games studio based in Reno, Nevada, with a portfolio of online slots games, table games and keno games live in North America, but which is not actively developing and releasing new games
5.	Oryx Gaming is the Company’s established online casino games studio based in Ljubljana, Slovenia, with a portfolio of online casino games active primarily in European markets, but which is not actively developing and releasing new games

All intellectual property is owned by the Company, while physical assets for software development are owned by The Company's subsidiaries.

Real Property

The Company holds no real property or mortgages. The Company leases office space in Slovenia, Malta, London, Las Vegas, and Reno.

Employees

As at December 31, 2023, the Corporation employed 464 employees, contractors and sub-contractors (December 31, 2022: 428) across Canada, India, Israel, Malta, Slovenia, the United Kingdom, and the United States.

Market

Bragg is a gaming solutions provider selling to gaming operators in Malta, Germany, the Netherlands, Greece, Romania, Croatia, the Czech Republic, Serbia, Colombia, United Kingdom, the United States of America, Canada, Sweden, and Denmark, among others. While a large portion of revenue derived from the Dutch facing operations in fiscal year 2023, the Company has seen growth in other markets, such as the Switzerland, Germany and the United States which demonstrates the Company's ability to continually diversify and reduce its exposure to any single country. The Company intends to maintain its position by providing compliant, localized, and unique solutions, highly adaptable to regulatory requirements and third-party integrations. See "Risk Factors – Risks Factors Related to the Company" for related risks including with respect to operating in different jurisdictions.

Competition

The online gaming market is growing rapidly and is extremely competitive. Bragg is a highly sought-after provider of content for operators targeting Netherland, Croatia, Serbia, Romania, Spain, Denmark, Sweden, Germany, Switzerland, the United Kingdom, the United States, Latin America and elsewhere in Southeastern Europe.

The Company’s major competitors in its market are:

●	EveryMatrix Software Limited
●	Relax Gaming Limited
●	Playtech Plc
●	Light & Wonder Inc.
●	Gaming Innovation Group
●	GameAccount Network Limited
●	Pragmatic Solutions MT Limited
●	International Game Technology Plc
●	Evolution Gaming Group

Management believes that, while most of the customers have the option of internalizing their content development, it is not likely to happen given the specialized skills required to develop content and the need of operators to supply end-users with a large variety of games.

Intellectual Property

The Company licenses software that is copyright protected in favor of the software provider. In addition, the Company knowledge base is considered a trade secret and it imposes non-disclosure agreements on any party it transacts with. The Company has trademarks registered in various jurisdictions globally.

Licenses

The Company's B2B services are licensed in the following jurisdictions:

●	Canada
●	British Columbia
●	Ontario
●	The Bahamas
●	The United States
●	Connecticut
●	Michigan
●	New Jersey
●	Pennsylvania
●	Europe
●	The United Kingdom
●	Sweden
●	Belgium
●	Greece
●	Malta
●	Romania
●	Gibraltar
●	Isle of Man

Bragg holds all necessary supplier’s gaming licenses and complies with its licenses’ conditions, all local regulations and legislations within its operating jurisdictions. It provides all required certificates with respect to its software and operations, delivering its fully certified products and services approved by either accredited independent testing labs or Gaming Boards/Commissions’ testing labs in every jurisdictions where it holds suppliers licenses, but also wherever else Bragg delivers its products and services, such as in the Balkans, Germany, Italy, the Netherlands, Portugal, Spain, Sweden, and Switzerland, among other jurisdictions.

The following table summarizes relevant information regarding Bragg’s operating licenses:

License Type	Issuing Authority	License Holder	Date Granted MM-DD-YYYY	Expiry Date MM-DD-YYYY	Jurisdiction
Gaming-Related Supplier - Manufactures	Alcohol and Gaming Commission of Ontario - AGCO	Bragg Gaming Group Inc.	04-25-2023	04-03-2025	Ontario, Canada
Supplier license	Gaming Board for Bahamas	Bragg Gaming Group Inc.	02-22-2023	Expected, 02-21-2025	The Bahamas
Casino Service Industry Enterprise	New Jersey Division of Gaming Enforcement	Transactional waivers to: • Spin Games, LLC • Oryx Gaming International, LLC	11-29-2023	06-01-2024	New Jersey, USA
Interactive Gaming Manufacturer License	Pennsylvania Gaming Control Board	Spin Games, LLC	04-25-2023	06-09-2025	Pennsylvania, USA
Affiliates of Spin Games, LLC	Pennsylvania Gaming Control Board	• Bragg Gaming Group Inc. • Bragg USA Inc. • K.A.V.O. Holdings, Ltd • Bragg Oryx Holdings Inc. • Oryx Gaming International LLC • Oryx Razvojne Storitve d.o.o.	05-24-2023	All licenses expire on 05-17-2027	Pennsylvania, USA
Internet Gaming Supplier License	Michigan Gaming Control Board	Oryx Gaming International, LLC	08-09-2022	08-08-2027	Michigan, USA
Internet Gaming Supplier License	Michigan Gaming Control Board	Spin Games, LLC	08-09-2022	08-08-2027	Michigan, USA

License Type	Issuing Authority	License Holder	Date Granted MM-DD-YYYY	Expiry Date MM-DD-YYYY	Jurisdiction
Online Gaming Service Provider	Connecticut Department of Consumer Protection	Spin Games, LLC	09-28-2023	09-27-2024	Connecticut, USA
Online Gaming Service Provider	Connecticut Department of Consumer Protection	Oryx Gaming International, LLC	02-09-2024	02-09-2025	Connecticut, USA
Combined Remote Operating License	UK Gambling Commission	Oryx Gaming Ltd.	11-19-2021	11-18-2026	United Kingdom
Remote Gambling Software	UK Gambling Commission	Oryx Razvojne Storitve d.o.o	11-19-2021	11-18-2026	United Kingdom
Critical Gaming Supply license	Malta Gaming Authority	Oryx Gaming Ltd.	08-01-2018	10-04-2025	Malta
Category A1 Manufacturer's License	Hellenic Gambling Commission	Oryx Gaming Ltd.	08-05-2021	08-04-2028	Greece
RO Class 2_Software license RO Class 2_Platform license	The Romanian National Gambling Office	Oryx Gaming Ltd.	04-27-2018	04-27-2028	Romania
Class E License	Belgium Gambling Commission	Oryx Gaming Ltd.	11-16-2022	11-15-2032	Belgium
BC Supplier License	Gaming Policy and Enforcement Branch of British Columbia	Spin Games, LLC	12-21-2018	Expected, December 2029	British Columbia, Canada
Game Software License	Swedish Gaming Authority - Spelinspektionen	Oryx Gaming Limited Oryx razvojne storitve d.o.o.	05-25-2023	06-30-2028	Sweden
Remote Gambling License	Gibraltar Licensing Authority	Bragg (Gibraltar) Limited	08-21-2023	03-31-2024 (in process on renewal)	Gibraltar
OGRA License	Isle of Man Gambling Supervision Commission	Bragg Isle of Man limited	02-20-2024	02-19-2029	Isle of Man

Regulatory Environment and Regulatory Compliance

European Regulatory Landscape

All the Company’s European regulated activities are conducted through Bragg and its subsidiaries. Generally, the development, distribution and use of gaming software in the jurisdictions where the Company conducts business are subject to licensing and local regulation. Online casino gambling is generally authorized under local license, with local gaming authorities generating revenue from license fees and taxation. In order to develop and distribute the Company's software, which is targeted to the gaming operator market, the Company must comply with the applicable regulations of each jurisdiction in which the Company seeks to conduct business activities, which in some circumstances includes the jurisdictions from where the Company's customers, being operators, derive their revenues.

Most European jurisdictions have enacted legislation that specifically criminalizes the activities conducted by an unlicensed online gambling operator and supplier, and that we believe is not susceptible to challenge (e.g., on the basis that the legislation has been enacted in contravention of previously issued advice from the European Commission).

Other European jurisdictions, however, have enacted such legislation that may be susceptible to such a challenge. Moreover, in certain jurisdictions, a gaming operator without a local license who accepts business from players located in those jurisdictions would not necessarily contravene the laws of that jurisdiction (e.g., on the basis that there is a gap in the legislation because it has not been updated to contemplate remote supply of gaming services or it does not apply to extra-territorial gaming operators). In such scenarios, the risk to the Company (as a supplier of software, its technology and services to such an operator) of committing any accessory offenses is tied to whether the B2C operator is committing the underlying offense.

Nearly all of the jurisdictions in which the Company provides its products to B2C operators regulate B2B gaming software developers and distributors, such as the Company. Where B2B licensure is not required, the Company coordinates with B2C customers to deliver products to them in a way so they may comply with their  local regulatory commitments. While certain jurisdictions require B2B gaming software companies, such as the Company, to be licensed, the focus, rigor, and licensure process, and ongoing regulation, is significantly more onerous for B2C businesses operating in those jurisdictions.

The Company also takes precautions through common industry contract provisions and the use of a compliance plan to only do business with customers who do not derive revenue from end users located in so-called prohibited jurisdictions. As the Company grows and expands into new markets or as jurisdictions regulate or change regulations for their markets, the Company may require additional gaming licenses and may be required to comply with different regulatory regimes.

Gaming regulations applicable to the Company are generally focused on two areas of the Company's operations:

●	Corporate/key personnel regulations: these regulations establish the qualifications and conditions that the Company must satisfy with respect to the history and future conduct of business and the suitability of the individual Bragg employs. This type of regulation is intended to ensure the integrity of participants in the gaming industry.
●	Product & services/technical regulations: these regulations are related to the products & services the Company may offer and technical specifications those products must adhere to in a particular market. This type of regulation is intended to ensure that the products the Company offers to players or related services are permitted, fair and honest. Local regulatory authorities usually require products & services to be certified by accredited independent technical labs that the Company closely works with in each jurisdiction accordingly.

In order to maintain the Company's licenses and registrations (the "Licenses and Registrations"), the Company must submit to regular monitoring of its business by gaming authorities, including regular compliance audits. In some jurisdictions, the Company is required to submit monthly, quarterly and annual reports that detail its business activity, financial matters,  compliance processes and product certificates. Certain material events with respect to Bragg, such as key employee, director or officer appointments and dismissals, regulatory actions, share transfers, material transactions and loans, or material litigation must be reported within short timeframes (typically within 5 and 30 days of the event).

The jurisdictions that have granted the Licenses and Registrations have regulations requiring B2B suppliers like the Company to establish internal controls to identify potential business circumstances, companies, and people that could be harmful to the gaming industry and to take appropriate action to avoid or remove themselves from such situations. As a result, the Company must monitor risks and review itself and its customers to avoid involvement in situations where the Company should reasonably know that its activities or the Company’s customers activities are incompatible with its licensing requirements, which includes the ongoing use or offering of the Company's ’products in jurisdictions where gambling or interactive gaming is prohibited.

The Company's compliance plan is a set of comprehensive internal policies and procedures that outline jurisdictional regulatory parameters for certain aspects of the Company’s business operations.

The Company maintains and regularly updates its restricted territories policy that includes the list for jurisdictions where gambling or interactive gaming is prohibited and regulated, which currently includes operating without a license in the United States, Canada, and France, among others. Some jurisdictions prohibit gaming in all or certain forms. In addition, by statute or other operation of law, certain jurisdictions provide a gaming licensee with a right to terminate a contract if a counterparty is determined by the gaming licensee to be unfit for the gaming industry. The Company does not permit its customers to offer its products to end users located in jurisdictions where there are prohibitions that clearly apply to their activities and the business models they have adopted. The Bragg PAM uses third party geo-IP services to reveal the location of the player, based on the IP address through which the player is accessing the platform. Geo-location of the player is checked at the time the player registers on the platform and at every login. The platform enforces geo-blocking procedures based on the identified location of the player and our list of prohibited jurisdictions. The Company also implements IP and RGS blocking based on business risks assessments and to prevent its own product and services to be available in the markets where iGaming is prohibited as well as to follow its own restricted territories policy.

The Company’s B2C customers are required by regulation to have certain protective measures to prevent fraud and money laundering. Therefore, the Company has adopted a fraud management policy and anti-money laundering policy to assist Bragg’s customers, partners and regulators to prevent or identify illegal activity. Measures adopted under such policies include the creation of a dedicated fraud management team to monitor suspected fraudulent activity, the implementation of internal fraud reporting procedures and the use of fraud management software to timely communicate relevant information to other stakeholders. The Company appointed CFT/MLRO officers wherever it holds its B2B license and as per local regulatory requirements. When contracting and integrating directly with licensed casino operators and/or third party content suppliers, the Company performs due diligence following the jurisdictional regulations and as part of the contracting process. If any suspicious activities are detected, the Company reports such activities to the relevant authorities and terminates the contracting process.

The Company, through its various subsidiaries, is either certified or licensed in: Malta, Ontario and British Columbia in Canada, Croatia, the Czech Republic, Denmark, Estonia, Germany, Latvia, Macedonia, the Netherlands, Portugal, Romania, Serbia, Spain, Sweden, Switzerland, Gibraltar, the Isle of Man, Bahamas, the United Kingdom, New Jersey, Pennsylvania, Michigan, Connecticut in the United States, amongst other jurisdictions. In these territories, Bragg is either certified and/or licensed to provide its products and services to locally licensed customers.

Malta

The MGA is the reputable regulatory body that is responsible for the governance of all gaming activities in Malta. The MGA issues licenses for the provision of gaming services (B2C) or the provision of a critical gaming supply (B2B), type 1 -4 depending on the gaming services. The MGA licenses cover all types of online gambling, from online casino games, games of chance, online sports betting and general games of chance that use a random number generator, to player-to-player games and controlled skill games. Pursuant to the Gaming Act 2018 and corresponding regulatory framework  and directives, any person who provides or carries out a gaming service or provides a critical gaming supply from Malta or to any person in Malta, through a Maltese legal entity, must obtain the appropriate license from the MGA. To qualify for a license or recognition notice, an applicant must be a body corporate registered and incorporated in the European Union (“EU”)/European Economic Area (EEA), or a state which is deemed by MGA to offer safeguards largely equivalent to those offered by Maltese law .

License applicants must provide information to MGA, for every director and key official of the applicant and for every ultimate beneficial owner with 10% or more ownership of, or controlling interest in, the applicant, including, but not limited to:

●	personal financial background information;
●	interest in other commercial activities;
●	criminal record information;
●	information concerning all pecuniary and/or equity interests; and
●	any other information that the MGA requires.

The MGA may, at its sole discretion, require that all beneficial owners of shares in the applicant's company provide such information. The MGA does not request this information for publicly traded companies.

B2C operators are required to pay a gaming tax to the Maltese authorities of 5% on the gross gaming revenue generated from Malta. In addition, B2C operators are required to also pay a compliance contribution which varies depending on the type of games offered by the operator. B2B operators are not required to pay any gaming tax or compliance contribution.

A license must be renewed every ten years from the date of issue. The MGA requires that the licensee commence the renewal process at least 60 days from the date of expiry of the license. There is a mandatory compliance audit that has to be carried out by MGA before the renewal date and successfully passed as a prerequisite to proceed with the renewal.

Other Regulatory Regimes and Future Developments

While certain European countries, such as Malta, Gibraltar and isle of Man, have adopted "point-of-supply" regimes which generally permit their licensees to accept wagers from any jurisdiction that does not expressly prohibit the supply of online gaming from outside such jurisdiction, other countries, including for example the United Kingdom, Italy, the Netherlands, Sweden, France, Spain, and  Denmark , have implemented, or are in the process of implementing, "point-of-consumption" regimes which only permit the targeting of the domestic market, provided the appropriate local license is obtained and local taxes accounted for (regardless of where the operator's legal entity is incorporated and their assets, infrastructure and employees may be located). Such licensing regimes can apply onerous compliance requirements and/or introduce product restrictions or advertising restrictions that could have an adverse effect on Bragg's operations (and correspondingly on its financial performance) were it to obtain and maintain such licenses.

In the Netherlands, B2C operators can only target the Dutch market if they have obtained a license by the Dutch regulator. For B2B gaming offering, no license is required. However, the B2B supply of remote gambling solutions to unlicensed operators, constitutes a violation under Dutch law.

Other European territories maintain limited licensing regimes that protect monopoly providers and, in certain jurisdictions, have combined this with an attempt to prohibit or otherwise restrict all other supplies into the territory. Restrictive approaches to the regulation of remote online gambling may yet be deemed to be in potential conflict (in any specific jurisdiction) with the Treaty for the Functioning of the European Union ("TFEU") treaty laws (governing the free movement of trade and services throughout the EU) and case law rendered by the European Court of Justice ("ECJ").

A challenge to the validity of any EU jurisdiction's approach to gambling regulation would focus on restrictions on the freedoms of establishment or the freedom to provide services. Restrictions usually take one of a number of forms, including: (i) granting exclusive rights in certain, or all, gambling activities to one or a few providers; (ii) implementing a blanket exclusion of all gambling activities; (iii) prohibiting, on pain of criminal penalties, the pursuit of activities in the betting and gaming sector without a license or police authorization issued by the relevant member state; (iv) limiting the number of licenses available to conduct particular gambling activities; (v) limiting the duration of licenses; (vi) unfair or discriminatory procedures for awarding licenses; and/or (vii) requirement for local establishment.

A series of ECJ decisions over the course of the last 15 years or so have given EU member states wide latitude in regulating the online gambling market. However, restrictions imposed by regulations established by a member state must meet four criteria in order to be justified: (i) non- discriminatory; (ii) for the public interest; (iii) suitable (i.e., that it achieves the purposes for which the restriction is introduced); and (iv) necessary (i.e., does not go beyond the intended purposes).

Initiatives of the European Commission over the last 10 years that would harmonize the regulation of online gambling within the EU in line with the TFEU's stated objective of encouraging a free and open cross-border market have been unsuccessful.

The European Commission has initiated infringement proceedings against various member states for allegedly presiding over legislation and/or regulations that do not comply with the relevant EU member states’ TFEU obligations. However, in 2017, the European Commission withdrew various infringement proceedings against various EU member states on the basis that complaints could be more efficiently handled by national courts. This may encourage certain EU member states (who no longer have infringement proceedings against them) to try to enforce their national legislation. There can be no assurance that the ECJ will continue to apply EU freedom principles to the online gambling industry in the future. Consequently, remote gambling operators could need to obtain any requisite local licenses in affected jurisdictions. There is uncertainty as to how jurisdictions regulate remote gambling, including product restrictions, licensing requirements and taxation regimes, any of which could limit or prevent the Company’s customers from being able to supply their services within such territories on profitable terms or at all. While we believe that we are in compliance in all material respects with all applicable iGaming laws, licenses and regulatory requirements, we cannot assure that our activities or the activities of our users will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations. See "Risk Factors".

United States Regulatory Landscape

Government Regulation

The Company is licensed in numerous American states such as Connecticut, Michigan, New Jersey, and Pennsylvania.  The Company and certain subsidiaries are subject to various United States laws and regulations that affect its ability to operate in the iGaming industry.

The United States gaming industry (including Bragg’s iGaming product offerings) is highly regulated and Bragg is required to maintain licenses in each jurisdiction from which it operates, in order to continue its operations. The Company’s business is subject to extensive regulation under the laws, rules, and regulations of the jurisdictions from which it operates. These laws, rules, and regulations generally concern the responsibility, financial stability, integrity, and character of the owners, managers and persons with material financial interests in the gaming operations along with the integrity and security of the iGaming product offering. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

United States gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws may also be designed to protect and maximize state and local tax revenues, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain standards of character and responsibility. Among other things, gaming laws require gaming industry participants to:

●	ensure that unsuitable individuals and organizations have no role in gaming operations;
●	establish procedures designed to prevent cheating and fraudulent practices;
●	establish and maintain anti-money laundering practices and procedures;
●	establish and maintain responsible accounting practices and procedures;
●	maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
●	maintain systems for reliable record keeping;

●	file periodic reports with gaming regulators;
●	establish programs to promote responsible gaming; and
●	enforce minimum age requirements.

Typically, a state regulatory environment is established by statute and underlying regulations and is administered by one or more regulatory agencies (typically a gaming commission or state lottery) which regulate the affairs of owners, managers and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which the Company conducts its business:

●	adopt rules and regulations under the implementing statutes;
●	interpret and enforce gaming laws and regulations;
●	impose fines and penalties for violations;
●	review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;
●	grant licenses for participation in gaming operations;
●	collect and review reports and information submitted by participants in gaming operations;
●	review and approve certain transactions, which may include acquisitions or change-of-control transactions of gaming industry participants and securities offerings and debt transactions engaged in by such participants; and
●	establish and collect fees and taxes in jurisdictions where applicable.

While the Company believes that it is in compliance in all material respects with all applicable iGaming laws, licenses and regulatory requirements, the Company cannot assure that its activities or the activities of its customers will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on the Company or its business, financial condition or results of operations. See "Risk Factors".

Licensing and Suitability Determinations

In order to operate in certain jurisdictions, the Company must obtain either a temporary or permanent license or determination of suitability from the responsible authorities. The Company seeks to ensure that it obtains all necessary licenses to develop and put forth its offerings in the jurisdictions in which its customers operate and where their end users are located.

Gaming laws require the Company, and each of its subsidiaries engaged in gaming operations, certain of its directors, officers and employees, and in some cases, certain shareholders, to obtain licenses from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license. Where not mandated by statute, rule or regulation, gaming authorities typically have broad discretion in determining who must apply for a license or finding of suitability and whether an applicant qualifies for licensing or should be deemed suitable to conduct operations within a given jurisdiction. When determining to grant a license to an applicant, gaming authorities generally consider: (i) the financial stability, integrity and responsibility of the applicant (including verification of the applicant’s sources of funding); (ii) the quality and security of the applicant’s online real-money gaming platform, hardware and related software, including the platform’s ability to operate in compliance with local regulation, as applicable; (iii) the applicant’s history; (iv) the applicant’s ability to operate its gaming business in a socially responsible manner; and (v) in certain circumstances, the effect on competition.

Gaming authorities may, subject to certain administrative procedural requirements, (i) deny an application, or limit, condition, revoke or suspend any license issued by them; (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action; (iii) demand that named individuals or shareholders be disassociated from a gaming business; and (iv) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties.

Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) failure without reasonable cause to comply with any material term or condition of the gaming license; (iii) declaration of, or otherwise engaging in, certain bankruptcy, insolvency, winding-up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable anti-money laundering or terrorist financing laws or regulations; (vi) failure to meet commitments to users, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee.

Gaming authorities generally have the right to investigate not only the Company and its direct and indirect subsidiaries engaged in gaming operations, but also individuals or entities having a material relationship to, or material involvement with, the Company or any of its subsidiaries, to determine whether such individual or entity is suitable as a business associate. Specifically, as part of the Company’s obtaining iGaming licenses, certain of its officers, directors, and employees and in some cases, certain Company’s shareholders (typically, beneficial owners of more than 5% of a company’s outstanding equity, with most jurisdictions providing that "institutional investors" (as defined by a particular jurisdiction) can seek a waiver of these requirements) must file applications with the gaming authorities and may be required to be licensed or to qualify or be found suitable in many jurisdictions. Qualification and suitability determinations generally require the submission of extensive and detailed personal and financial disclosures followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes with respect to the individuals who occupy licensed positions must be reported to gaming authorities and in addition to the authority to deny an application for licensure, qualification, or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, the Company may deem it necessary, or be required, to sever its relationship with such person (which may be difficult in the case of a significant shareholder). See "Risk Factors".

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised that it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Furthermore, the Company may be subject to disciplinary action or its licenses may be in peril if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with the Company or any of our subsidiaries, the Company: (i) pays that person any dividend or interest upon its voting securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pays remuneration in any form to that person for services rendered or otherwise; or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish their voting securities.

Canadian Regulatory Landscape

General Background

The Company is subject to Canadian gaming and betting law that affects its ability to offer its platform for use within Canada. Canadian gaming and betting law derives from the Criminal Code (Canada) ("Criminal Code") and gaming legislation in effect in various Canadian provinces. The Criminal Code generally prohibits offering gaming or betting services to the public or producing or selling products related to gaming or betting. However, section 207(1)(h) of the Criminal Code provides certain exemptions from the general prohibitions where the gaming- or betting-related products are being provided by an entity in Canada to anyone in a jurisdiction outside of Canada that uses those products in a lawful manner in that jurisdiction. This exemption allows entities in Canada to create and transmit materials related to gaming and betting, including software, to entities in jurisdictions outside of Canada without contravening the gaming and betting-related prohibitions under the Criminal Code. This provision allows the Company to offer B2B solutions to operators based outside of Canada without contravening the gaming and betting-related prohibitions under the Criminal Code or requiring any gaming or betting-related form of licensing or government authorization, provided that the applicable operators use these solutions in a lawful manner in their jurisdiction. See "Risk Factors".

Section 207(1)(a) of the Criminal Code exempts from the federal prohibition on gaming and betting, a lottery scheme operated by the government of a province. British Columbia enacted the Gaming Control Act which authorizes the government of British Columbia, through the British Columbia Lottery Corporation ("BCLC") to conduct and manage all casino gaming in the province, including owning and operating the province’s only authorized online gambling site.  The Gaming Control Act established the Gaming Policy and

Enforcement Branch ("GPEB") as an independent regulator to regulate all gambling in British Columbia, ensure the integrity of gaming industry companies, and investigate wrongdoing. GPEB also has regulatory oversight of BCLC and sets operating standards, policies and procedures for the overall marketplace in the province. Bragg, through its subsidiary Spin, holds a Class B Supplier Registration issued by GPEB, which permits Bragg to supply gaming content to BCLC.

Regulatory Changes

Two significant recent changes have occurred to Canada’s gaming and betting regulatory landscape.

The first significant change is Canada’s legalization of single-event sports betting. Historically, the Criminal Code has only permitted wagers on the outcome of multiple events. Bill C-218, known as Canada’s Safe and Regulated Sports Betting Act, which came into force on August 27, 2021, changes this by amending the Criminal Code in a manner that would have the effect of legalizing single-event sports betting in Canada. It should be noted, however, that while Bill C-218 removed the prohibition on single-event betting in the Criminal Code, companies wishing to offer such betting must comply with the requirements of the regulated gaming regimes administrated by individual provinces. Currently such online gaming and betting services are only offered to the public by Canadian provinces or their agencies, which conduct and manage the gaming and betting, although the province or agency may engage private sector operators to provide gaming-related operational services. With the exception of Ontario, as will be discussed further below, no Canadian province has a regulated online gaming regime in place which allows private, third-party operators to offer gaming services to the public directly, without the participation by the province, on a B2C basis.

The second significant change is a change to Ontario’s online gaming and betting regime that allows private, third-party operators to offer gaming services directly to the public as B2C operators or indirectly as B2B suppliers, under the authority iGaming Ontario (“iGO”) a subsidiary of the Alcohol and Gaming Commission of Ontario ("AGCO"). In the past, the Ontario Lottery and Gaming Corporation was the sole entity responsible for conducting and managing all gaming activity in and for the province.  The province established iGO to conduct and manage the online gaming market in Ontario, including by allowing private operators to lawfully provide their products and services to Ontario residents. iGaming Ontario has opened access to applications for the regulated Ontario market in September of 2021. The regulated market went live and open to Ontarians on April 4, 2022.

RISK FACTORS

The following are certain factors relating to the business and structure of the Company and the industry within which it operates. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company, or that the Company currently deem immaterial, may also impair the operations of the Company. If any such additional risks actually occur, the business, financial condition, liquidity and results of operations of the Company could be materially adversely affected.

Risks Relating to Investment in the Company and in our Common Shares

There is no guarantee that our Common Shares will earn any positive return in the short term or long term.

In general, a holding of our Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The market price of our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The trading price of our Common Shares has been, and is likely to continue to be, volatile, and may be influenced by market conditions and other factors, some of which are beyond our control and cannot be predicted. In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result, investment in our Common Shares is inherently risky and as a holder, you might not be able to sell your Common Shares at or above the price that you paid for them.

Other factors that may contribute to market price fluctuations of our Common Shares include the following:

●	actual or anticipated fluctuations in our quarterly results of operations and/or future prospects;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which we operate;
●	addition to or departure of our executive officers, directors and/or other key personnel;
●	sales or perceived sales of additional Common Shares, or securities convertible into Common Shares;
●	operating and financial performance that vary from the expectations of management, securities analysts and investors;
●	regulatory changes affecting our industry generally and our business and operations;
●	announcements of developments and other material events by us or our competitors;
●	fluctuations to the costs of vital products or services used by us in our business;
●	changes in global financial markets and global economies and general market conditions, such as interest rates;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
●	litigation or regulatory action against us;
●	operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;
●	news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;
●	the level of short interest in our stock; and
●	current and future global economic, political and social conditions.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company incurs increased costs as a result of being a public company in the United States, and the Company’s management will be required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, the Company incurs additional legal, accounting, reporting, and other expenses that the Company would not incur as a public company solely in Canada. The additional demands associated with being a United States public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If our efforts to comply with United States laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

As a foreign private issuer, the Company is subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to its shareholders.

The Company is a “foreign private issuer”, as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and is not subject to the same requirements that are imposed upon United States domestic issuers by the United States Securities and Exchange Commission (“SEC”). Under the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, the Company does not file the same reports that a United States domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and significant shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors, and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is currently exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, the Company is not required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as United States domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to United States securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. The Company may in the future elect to follow home country practices in Canada with regard to other matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of United States domestic companies that are subject to all United States corporate governance requirements.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses. The Company may in the future lose its foreign private issuer status if a majority of the Company’s shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of its directors or executive officers are United States citizens or residents; (2) a majority of its assets are located in the United States; or (3) its business is administered principally in the United States. The regulatory and compliance costs to the Company under securities laws as a United States domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers.

It may be difficult to enforce civil liabilities in Canada under United States securities laws.

The Company was incorporated in Canada, and its corporate headquarters are located in Canada. Some directors and executive officers reside or are based principally in Canada and the substantial portion of the Company’s assets are located outside of the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a United States court judgment predicated upon the civil liability provisions of the United States federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon United States federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of United States securities laws against the Company or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

The rights of holders of Common Shares may be subordinated to those of our debtholders and other securityholders in certain circumstances.

In any liquidation, dissolution or winding up of the Company, our Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favourable than those of our Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.

Concentration of ownership of our Common Shares and other factors could limit shareholders’ influence on our business and the price that investors are willing to pay in the future for our Common Shares.

As of the date of this AIF, the directors, executive officers, and significant shareholders of the Company collectively held Common Shares representing approximately 23.0% of the total number of outstanding Common Shares. If the insiders of the Company sell substantial amounts of Common Shares in the public market, the market price of the Common Shares could fall. The perception among the public that these sales will occur could also produce such an effect.

As a result of their ownership interest in the Company, the directors, executive officers, and significant shareholders of the Company may be able to exert significant influence over the Company's management and matters that are to be determined by approval of the shareholders, such as elections of directors, amendments of our organizational documents, or approval of any business combination, sale of assets or other major corporate transaction. This could delay or prevent a transaction that would be attractive to, or provide liquidity for, shareholders and could limit the price that investors are willing to pay in the future for Common Shares.

The Company had positive cash flow from operations and may have negative cash flow in the future.

The Company had a positive operating cash flow for the year ended December 31, 2023. To the extent that the Company has negative cash flow in any future period, the Company may be required to undertake additional financing activities to fund such negative cash flow from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing, if needed. If the Company does not achieve or maintain profitability or positive cash flow from operating activities, or is not able to secure additional financing on commercially reasonable or favourable terms, then there could be a material adverse effect on the Company’s business, financial condition and results of operation.

We have not declared and paid dividends in the past and may not declare and pay dividends in the future.

The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on our Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders.

Risks Related to the Company's Operations

The Company depends on a small number of significant customers for a large portion of revenue.

The business of the Company was dependent on ten customers for approximately 64.9% in the fiscal year ended December 31, 2023 and 67.3% in the fiscal year ended December 31, 2022.The Company's largest customer accounted for approximately 31.8% of the Company's revenue for the year ended December 31, 2023 and 42.1% in the fiscal year ended December 31, 2022. The Company’s accounts receivables tend to be concentrated within a small group of customers and this is expected to improve while the Company is growing its customer base in various jurisdictions.

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of contractual arrangements or other factors could harm the Company’s results of operations and financial condition. Revenue from individual customers may fluctuate from time to time.

The Company currently relies on third-parties for some of its gaming content and has no control over the providers of its content. Our business could be adversely affected if our access to games is limited or delayed.

The control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to games and other content. We cannot guarantee that these providers will always choose to license to us. Our business may be adversely affected if our access to games is limited or delayed because of deterioration in our relationships with one or more of these providers or if they choose not to license to us for any other reason.

Even if we are able to secure rights to gaming content from providers or creators, external groups may object and may exert pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase content fees. Content providers also may attempt to take advantage of their market power to demand onerous financial terms from us. If any of these content providers were to not renew their contracts at the expiration of their current service terms, fail to meet their contractual obligations or cease operations for any reason, and if no suitable alternative providers were available, we could be unable to operate our gaming platform. Our inability to retain such third-party providers or find suitable alternate providers in a timely manner could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation, and have a material adverse effect on our financial condition and results of operations.

To the extent that we are unable to license a large amount of content or the content of certain popular games, our business, operating results, and financial condition could be materially harmed.

The industry within which the Company operates are intensely competitive, characterized by low barriers to entry, and are subject to changing technology, shifting user needs, and frequent introductions of new offerings.

The Company's current and potential competitors include large and established companies as well as other start-up companies. Certain competitors have more established relationships and greater financial resources and they can use their resources against the Company in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development and advertising. Emerging start-ups may be able to innovate and provide offerings faster than the Company can. As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services. If competitors are more successful than the Company in developing compelling offerings or navigating regulatory hurdles, the Company's revenue and growth rates could be negatively affected. There is no assurance that the Company will be able to maintain or grow its position in the marketplace.

The integrity, reliability and operational performance of the Company's content aggregation, parsing and distribution and other operational information technology systems are critical to the Company's ability to serve its businesses.

The Company's information technology ("IT") systems may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of these IT systems or the telecommunications and/or other third party infrastructure on which such systems rely, as described in "— Reliance on Third-Party Owned Communication Networks" could lead to significant costs and disruptions that could reduce the Company's revenue, harm the Company's business reputation and have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company incurs significant costs to maintain, transfer and receive personal data across jurisdictions.

The Company has procedures and measures in place to protect against network or IT system failure or disruption. However, those procedures and measures may not be effective to ensure that the Company is able to carry on its business in the ordinary course if they fail or are disrupted. In addition, the Company's IT systems may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, denial of service attacks, viruses or cybercrime. Any failure in these protections could harm the Company's business reputation and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

With regard to transfers to the United States. of personal data (as such term is defined under the European Union’s General Data Protection Regulation 679/2016 (the "GDPR")) from the Company’s European and United Kingdom employees, customers, users and other persons, the Company has relied until recently upon the EU – United States Privacy Shield, and the Company currently attempts to rely upon EU standard contractual clauses in certain circumstances. Both the EU – United States Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU – United States Privacy Shield being invalidated, in July 2020, by the Court of Justice of the European Union (the "CJEU"). The United States Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU – United States Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may not be created, or any such enhancement could be subject to further challenge before the European courts. While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to countries outside of the EEA or the United Kingdom, including the United States, may be subject to further challenge. On 4 June 2021, the European Commission issued revised EU standard contractual clauses which intend to address the decision of the CJEU and recommendations made by the European Data Protection Board. Parties currently relying, or wishing to rely, upon EU standard contractual clauses therefore face operational and administrative challenges to implement these revised clauses, and/or any equivalent clauses issued by the relevant competent authority in the United Kingdom.  Due to the unsettled nature of data export from the EEA and the United Kingdom to the United States (and other third countries), the Company may experience reluctance or refusal by current or prospective European customers to use the Company’s products, and the Company may find it necessary or desirable to make further changes to its handling of personal data of EEA residents, including arrangements to store and process such data outside the United States. The regulatory environment applicable to the handling of EEA or United Kingdom residents' personal data, and our actions taken in response, may cause the Company to assume additional liabilities or incur additional costs, and could result in the Company’s business, operating results and financial condition being harmed. Additionally, should the Company continue to transfer the personal data of EEA or United Kingdom residents to the United States or other country outside of the EEA or the United Kingdom, without a solution that complies with the GDPR and other applicable data privacy laws, the Company and its customers may face a risk of enforcement actions by data protection authorities in the EEA or the United Kingdom relating to personal data transfers to the Company and by the Company from the EEA or the United Kingdom. Any such enforcement actions could result in substantial fines, costs, legal orders to stop transfers and diversion of resources, distract management and technical personnel and negatively affect the Company’s business, operating results and financial condition.

The Company may require the registration of its users or end users prior to accessing its offerings or certain features of its offerings and it may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that is collected.

The Company's efforts to protect the personal information of its users may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company's data or its user's data. If any of these events occur, users' information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of the Company's terms of service or policies, could damage the Company's reputation and the Company's brands and diminish its competitive position. In addition, the affected users or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company transmits and stores a large volume of data in the course of supporting its offerings. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with the Company's data protection practices and results in additional compliance or changes in the Company's business practices, or both, and liability or sanction under these laws. In addition, because its offerings are accessible in many jurisdictions, certain foreign jurisdictions may claim that the Company is required to comply with local laws, even where the Company has no local operating entity, employees, infrastructure or other physical presence in those jurisdictions.

Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on in our operations could be vulnerable to cybersecurity risks. As such, we may be subject to risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We are the target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures in order to gain unauthorized access to our systems. Actual or perceived breaches of our security could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. If any of these events occur, users', employees’ or others’ personal data could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the personal data used by the Company or incidents involving violation of the Company's terms of service or policies, or the Company’s contractual obligations, could damage the Company's reputation and the Company's brands and diminish its competitive position. The Company has been affected by data incidents in the past, and may be again. We experienced a security incident that resulted in exfiltration of personal data from job applicants in the EEA. We have taken steps to address this incident in accordance with our legal, contractual, and regulatory requirements. We employ multiple methods at different layers of our systems to defend against intrusion and attack, to protect our systems and to resolve and mitigate the impact of any incidents. Despite our efforts to keep our systems secure and to remedy identified vulnerabilities, future attacks could be successful and could result in access and / or exfiltration of personal data and, in turn, in substantial liability or business risk. Third parties will continue to attempt to gain unauthorized access to our systems or facilities through various means, including hacking into our systems or facilities, or those of our customers or vendors, or attempting to fraudulently induce our employees, customers, vendors or other users of our systems into disclosing information, which may in turn be used to access our IT systems or to facilitate cybercrimes such as social engineering attacks. We may also experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Our cybersecurity programs and efforts to protect our systems and data, and to prevent, detect and respond to data security incidents, may not prevent these threats or provide adequate security. Further, we may be subject to additional liability risks associated with data security breaches or other incidents by virtue of the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents. For example, the affected users, persons or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability, including fines, or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Fines for certain breaches of the GDPR are significant; up to the greater of €20 million / £17.5 million or 4% of total global annual turnover. Any of these events could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Currently, we do not possess cyber liability insurance, therefore, liabilities actually incurred could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

The Company's customers may have difficulty accessing the service of banks, credit card issuers and payment processing services providers, which may make it difficult for the Company's customers to sell their products and services and, as a result, indirectly harm the Company's operations.

Although financial institutions and payment processors are permitted to provide services to the Company's customers and others in their industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to real-money gaming and fantasy sports businesses. Consequently, those customers' businesses involved in the  industry may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market rate interest. Furthermore, credit card companies have tightened restrictions on the use of credit cards for interactive gambling transactions, including treating payments as cash advances, additional limits on credit and bans. If the Company's customers were unable to maintain their bank accounts, it would make it difficult for the Company's customers to operate their businesses, increasing their operating costs, and posing additional operational, logistical and security challenges, which could result in indirect harm to the Company’s business.

The success of the Company is dependent on the services and performance of key executives, including the directors and officers of the Company and a small number of highly skilled and experienced executives and personnel.

The Company depends on the business and technical expertise of its management and key personnel. The loss of any of these individuals or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. Additionally, the competition for highly skilled technical, research and development, design, management and other employees is high and there can be no assurance that the Company will be able to engage the services of such personnel or retain its current personnel. An inability to hire suitable personnel will have a negative impact on the Company's business and financial results, including inhibiting our ability to take advantage of increased customer demand and growth opportunities.

There are rapid technological developments in the gaming industry and failure to adapt to those developments could cause a material negative impact on the Company's business, financial condition, results of operations and prospects.

The industries within which the Company operates are characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. To keep pace with the technological developments, achieve product acceptance and remain relevant to users and therefore attractive to customers, the Company will need to continue developing new and upgraded functionality of its offerings and adapt to new business environments and competing technologies and offerings developed by its competitors. The process of developing new technology is complex and uncertain. If the Company is not able to adapt to new technologies and/or standards, experiences delays in implementing adaptive measures or fails to accurately predict emerging technological trends and the changing needs of end-users, this could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The development and application of new technologies involve time, substantial costs and risks. There can be no certainty that the Company will be able to develop new offerings and technologies to keep up-to-date with developments in the industries within which it operates and, in particular, to launch such offerings or technologies in a timely manner or at all.

The Company may require additional capital in order to carry out its business objectives.

The Company may require additional equity or debt financing in order to carry out its business objectives and to execute on its strategy. There can be no assurance that debt or equity financing or cash generated by operations would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it would be on terms acceptable to the Company. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on any or all of the Company's offerings which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company's ability to compete effectively depends, among other things, on the Company's ability to protect, and where applicable and industry standard, register, its proprietary interests and trade secrets, including, in particular, the Company's intellectual property rights relating to the Company's software.

The Company currently has no registered patents and protects it intellectual property through registered and unregistered trademarks, unregistered copyright, and trade secrets. Initiating and maintaining suits against third parties that may infringe upon the Company's intellectual property rights will require substantial financial resources. The Company may not have the financial resources to bring such suits and if the Company does bring such suits, the Company may not prevail. The Company's inability to protect these rights and related expenses involved could have an adverse impact on the Company's business, financial condition, results of operations and prospects.

The Company faces the risk that the Company's intellectual property rights may be infringed by a third-party, and there can be no assurance that the Company will successfully prevent or restrict any such infringing activity. The costs incurred in bringing or defending any infringement actions may be substantial, regardless of the merits of the claim, and an unsuccessful outcome for the Company may result in royalties or damages being payable and/or the Company being required to cease using any infringing intellectual property or embodiments of any such intellectual property (such as software). If any of the Company's intellectual property is held to be infringing, there can be no assurance that the Company will be able to develop or obtain (on favorable terms or at all) alternative non-infringing intellectual property.

The Company may receive, from time to time, letters from intellectual property holders alleging that certain of the Company's products and services infringe the intellectual property rights of third parties. Some of these may result in litigation proceedings being commenced against any member of the Company and the Company's directors, or settlements for amounts that may be material to the Company. The Company will need to divert resources to address any such claims that may arise. If any of the Company's solutions infringe a valid intellectual property claim, the Company could be prevented from distributing that particular product, unless and until the Company can obtain a license or redesign the product in question to avoid infringement. A license may not be available or may require the payment by the Company of substantial royalties. Additionally, the Company may not be successful in any attempt to redesign the infringing product. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and the Company may not have the financial and human resources to defend itself against any infringement suits that may be brought against the Company.

There can be no assurance that third parties will not independently develop or have not so developed similar or equivalent software to the Company's software, or will not otherwise gain access to the Company's source code, software or technology.

There can be no assurance that the Company's registered and unregistered intellectual property is valid or enforceable and such intellectual property may be subject to challenge or circumvention by third parties. The Company has not registered all intellectual property rights that are registrable and which are material to the Company's business and no assurance can be given that any applications for registration made by the Company will be successful, as applied for or at all.

Moreover, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning rights, the Company's intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. The Company's failure to possess, obtain or maintain adequate protection of the Company's intellectual property rights for any reason in these jurisdictions could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company relies on collaborative partners and there can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements, that such collaborative arrangements will be successful or that the Company would not be required to relinquish certain material rights to its offerings.

The Company expects to rely on collaborative arrangements to provide services and to develop and commercialize some of its offerings in the future. There can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements, that such collaborative arrangements will be successful or that the Company would not be required to relinquish certain material rights to its offerings. In addition, there can be no assurance that the Company's collaborative partners will not pursue alternative technologies or develop alternative offerings either on their own or in collaboration with others, including the Company's competitors. To the extent that the Company succeeds in entering into collaborative arrangements, it will be dependent on the efforts of third parties for the continued development of certain offerings.

Additionally, the Company employs agents and subcontractors as part of the delivery of the Company's services to its customers and as part of the development and commercialization of the Company's offerings. The ultimate liability for the performance of the agents or subcontractors lies with the Company. Further, the Company's business model is based on the distribution of its products and services by third parties, including communication network providers, web hosting providers and operating system manufacturers. If these third parties are not successful in distributing the Company's products and services it could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

There is no guarantee that the third-party geolocation and identity verification systems that the Company relies on will perform adequately, or be effective.

The Company relies on third-party providers to validate the identity and identify the location of the Company’s users, and if such providers fail to perform adequately or provide accurate information, or the Company does not maintain business relationships with them, the Company’s business, financial condition, results of operations and prospects could be adversely affected. The Company relies on its geolocation and identity verification systems to ensure it is in compliance with certain laws and regulations, and any service disruption to those systems would prohibit the Company from operating its platform, and would adversely affect its business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in the Company inadvertently allowing access to its offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access the Company’s offerings, in each case based on inaccurate identity or geographic location determination. The Company’s third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by the Company’s third-party services providers may result in their inability to accurately determine the location of its users. Moreover, the Company’s inability to maintain its existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in the Company’s inability to access geolocation and identity verification data necessary for its day-to-day operations. If any of these risks materializes, the Company may be subject to disciplinary action, fines, lawsuits, and the Company’s business, financial condition and results of operations could be adversely affected.

Directors and officers of the Company may become associated with other reporting issuers or other companies which may give rise to conflicts of interest.

In accordance with the CBCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Company.

Current global financial conditions have been subject to increased volatility and access to equity financing has been, or may be, negatively impacted

Current global financial conditions have been subject to increased volatility and access to equity financing has been, or may be, negatively impacted. These factors, which include the nature, effects and timing of administrative and legislative change, may impact the ability of the Company to obtain equity or debt financing in the future whether on terms favourable to the Company or at all. If these increased levels of volatility and market turmoil continue, or worsen, the Company's operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Recent inflationary pressures have increased interest rates and the costs of labour, and have adversely affected consumer spending and economic growth. While Canada, the United States, Europe and other developed economies are experiencing higher-than-normal inflation rates, it remains uncertain whether substantial inflation will be sustained over an extended period of time or have a significant effect on the Canadian, American, European or other economies. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in will not become a serious problem in the future and have a material adverse impact on us.

The legal framework, ways of working and conduct of business affairs in certain jurisdictions can differ from what may be considered as standard market practice in other jurisdictions in which the Company operates.

If agreements with counterparties in such jurisdictions are subject to any default, dispute or enforcement action, the Company’s recourse to local courts or other enforcement bodies to enforce its rights under such agreements may be limited by virtue of such differences. Any inability on the Company's part to enforce its contracts could have a direct effect on the revenue generated under such contracts. Furthermore, any deterioration, for any reason, in the strong business relationships which the Company currently enjoys with its customers could harm its reputation and have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company's growth strategy is dependent upon expanding its offerings into new business areas or new geographic markets. There can be no assurance that these new business areas and geographic markets will generate the anticipated volume of customers, users or revenue.

In addition, any expansion into new business areas or geographic markets could expose the Company to new risks, including: compliance with applicable laws and regulations; changes in the regulatory or legal environment; different customer preferences or habits; adverse exchange rate fluctuations; adverse tax consequences; differing technology standards or end-user requirements and capabilities; difficulties staffing and managing foreign operations; infringement of third party intellectual property rights; the cost of localizing software (including translations) or otherwise adapting products and services for new markets; difficulties collecting accounts receivable; or difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner. These factors could cause the Company's expansion into new business areas or geographic markets to be unsuccessful or less profitable than its existing markets, or could cause the Company's operating costs to increase unexpectedly or its revenues to decrease, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The Company expects that a majority of its future revenue will be derived from its business operations outside of Canada. Execution of this business strategy is subject to a variety of risks, including operating and technical problems, regulatory uncertainties and possible delays.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.

The Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Managing such growth can be expensive and may divert the time and attention of management from the operation of the business. The inability of the Company to deal with this growth could have a material adverse impact on its business, financial condition, results of operations and prospects.

The Company may invest in or acquire other businesses, and the Company’s business may suffer if it is unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with multiple acquisitions.

As part of the Company’s business strategy, it has made, and it intends to continue to make, acquisitions as opportunities arise to add new or complementary businesses, products, brands, technologies, or strategic alliances. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, the Company may be unable to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. The Company may decide to pursue acquisitions with which the Company’s investors may not agree and the Company cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions, and the integration thereof, require significant time and resources and place significant demands on the Company’s management, as well as on its operational and financial infrastructure. In addition, if the Company fails to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into the Company, it risks spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions and its business could be harmed. Acquisitions may expose the Company to operational challenges and risks, including:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and products into the Company’s business;
●	increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;
●	entry into jurisdictions or acquisition of products or technologies with which the Company has limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions; diversion of management’s attention and the over-extension of the Company’s operating infrastructure and its management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;
●	the ability to fund the Company’s capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and
●	the ability to retain or hire qualified personnel required for expanded operations.

If an acquired business, technology or an alliance does not meet the Company’s expectations, or the Company is unable to successfully integrate an acquired businesses, there could be material adverse effects on the Company's business, financial condition, results of operations and prospects.

Maintaining and enhancing the Company's brands is critical to expanding the Company's base of customers, users, end users, advertisers and partners, as applicable.

The brand identities that the Company has developed have significantly contributed to the success of its businesses. Maintaining and enhancing its brands is critical to expanding the Company's base of customers, users, end users, advertisers and partners, as applicable. The Company believes that the importance of brand recognition will increase due to the relatively low barriers to entry in its industries. The Company’s brands may be negatively impacted by many factors, including product malfunctions, delivery of incorrect information, data privacy and security issues. If the Company fails to maintain and enhance its brands, or if the Company incurs excessive expenses in this effort, it could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Maintaining and enhancing its brands will depend largely on the Company's ability to be a technology leader and to continue to provide high-quality products and services, which the Company may not do successfully.

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities.

There is a risk that the Company's products or systems may be used for illegal purposes by the Company's customers' players. There is also a risk that the Company will be subject to fraudulent activities by the Company's employees. Any exposure to fraud or money laundering, or both, could subject the Company to financial losses, business disruption and damage to the Company's reputation. In addition, there is a risk that the Company may be subject to investigation and sanctions by a regulator and/or to civil and criminal liability if the Company has failed to comply with the Company's legal obligations relating to the reporting of money laundering or other offenses. The Company has implemented policies and procedures designed to minimize the risk of fraud and money laundering, including conducting anti-money laundering checks on the Company's customers. However, there can be no guarantee that these policies and procedures will be effective in all cases.

The delivery of the Company's offerings and a significant portion of the Company's revenues are dependent on the continued use and expansion of third-party-owned communication networks, including wireless networks and the internet. No assurance can be given of the continued use and expansion of these networks as a medium of communications for the Company.

Effective delivery of the Company's products and services through the internet is dependent on Internet service providers continuing to expand high-speed internet access, maintaining reliable networks with the necessary speeds, data capacity and security, and developing complementary products and services for providing reliable and timely access and services. Changes in access fees (for example, revising the application of bandwidth caps or other metered usage schemes) to users may adversely affect the ability or willingness of users to access the Company's content. Changes in access fees to distributors, such as the Company or its service providers, or a departure from "net neutrality" (the principle that all forms of Internet traffic (including video, voice, and text) are subject to equal treatment in transmission speed and quality) or its governing regulations, as described in "Governmental Regulation of the internet" below, could result in increased costs to the Company. All of these factors are out of the Company's control and the manifestation of any of them could ultimately have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

In addition, increasing traffic, user numbers or bandwidth requirements may result in a decline in internet (or a subset thereof, including, in particular mobile internet) performance and/or Internet reliability. Internet outages or delays or loss of network connectivity may result in partial or total failure of the Company's offerings, additional and unexpected expenses to fund further development or to add programming personnel to complete a development project, loss of revenue which could have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects.

The United Kingdom exited the European Union on January 31, 2020, which commenced a transition period through December 31, 2020, during which the United Kingdom continued to apply European Union laws and regulations and the trading relationship between the United Kingdom and the European Union remained the same. In December 2020, the United Kingdom and European Union announced they had entered into a post-Brexit deal (the “Post-Brexit Trade Agreement”) on certain aspects of trade and other strategic and political issues and on January 1, 2021, the United Kingdom left the European Union Single Market and Customs Union. The Post-Brexit Trade Agreement offers United Kingdom and European Union companies' preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the United Kingdom and the European Union will now be on more restricted terms than existed previously. While the Post-Brexit Trade Agreement provides some clarity regarding the future relationship between the United Kingdom and the European Union, uncertainties remain and further negotiations are expected. The continued uncertainty following the United Kingdom’s withdrawal from the European Union could adversely affect business activity, restrict the movement of capital and the mobility of personnel and otherwise impair political stability and economic conditions in the United Kingdom., the European Union and elsewhere. Any of these developments could have a material adverse effect on the Company’s business, future operations, operating results, and cash flows.

The Company experiences the reputational challenge of dealing in the gaming industry.

The gaming industry is subject to negative publicity relating to perceptions of underage gaming, exploitation of vulnerable customers and the historical link of the gaming industry to criminal enterprise. As a supplier to the industry, such negative publicity can affect the Company's reputation and correspondingly affect the Company's financial performance.

Typically, under the terms of the applicable laws and the Licenses and Registrations, the Company must avoid making the promotion or advertisement of gaming that is directed at or could be directed at underage players. To the extent that the Company's respective sites are accessed by minors and/or problem gamblers, brand reputation could be tarnished. Situations can arise where minors or compulsive gamblers could access the Company's websites or those of the Company's customers. Where they do so, we will be exposed to negative publicity and potential regulatory censure, all of which would have a corresponding detrimental effect on the Company.

The Company may experience a concentration of credit risk.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. The Company's exposure to credit risk is influenced by the individual characteristics of each customer. Although the Company expects to establish an allowance for doubtful accounts that represents its estimate of potential credit losses in respect of accounts receivables and historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographical area, there is no assurance that the allowance for doubtful accounts will be sufficient to cover credit losses in the future and future credit losses could have a material adverse effect on the Company's prospects, business, financial condition and results of operations.

There is a risk that the Company will not be able to meet its financial obligations as they fall due.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure it will always have sufficient liquidity to meets its liabilities when due, under both normal and distressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. There is no assurance that the Company's approach to managing liquidity will prove successful and should the Company be unable to meet its liabilities when due it could have a material adverse effect on the Company's prospects, business, financial condition and results of operations.

The Company and its third-party suppliers and collaborative partners make use of Free and Open Source Software ("FOSS") in the development of the Company’s products and systems which may lead to unintended legal consequences and may have a material adverse effect on the Company’s business.

The law surrounding the use of FOSS is in a state of evolution and the legal ramifications of such use remain uncertain in the United States, Canada and in other countries. The use of FOSS may therefore lead to unintended legal consequences that may have a material adverse effect on the Company’s proprietary technology and intellectual property, or those of the Company’s third-party suppliers and collaborative partners, including potential tainting and a loss of the Company’s or its suppliers’ or partners’ proprietary positions in relation to the said applications, properties and systems, and the possibility of intellectual property infringement claims or breach of contract claims from FOSS licensors or from the Company’s third-party suppliers or collaborative partners.

The Company’s business may by subject to, or required to obtain, government permits, approvals, or licences.

The Company’s business may be subject to extensive federal, provincial, state, or local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause the Company to incur significant additional costs or adversely impact the Company’s ability to compete on favourable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.

Currency fluctuations may impact the revenue the Company reports.

The Company's reporting currency is Euros but an increasing proportion of the Company's revenue may be earned and expenses may be incurred in other currencies, including the Canadian dollar, the pound sterling, and the American dollar. The movement of any of these currencies against the Euro could have a material adverse effect on the Company's prospects, business, financial condition and results of operations.

The Company’s internal controls cannot provide absolute assurances with respect to the reliability of its financial reporting.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, recorded and reported and assets are safeguarded against unauthorized or improper use. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Jurisdictions throughout the lottery and charitable gaming markets are increasingly expanding the requirements and legislation surrounding the need for formal responsible gaming initiatives though legislative, policy and other processes.

The Company fully supports and advocates for responsible gaming standards, however, these additional requirements may in the future result in reduced levels of opportunities for the Company to pursue and grow its revenue as authorities limit or reduce the level or amount of gaming allowed or the types of products offered within their jurisdictions.

The Company's reputation is critical to its on-going success and its businesses face increasing scrutiny from a constantly widening stakeholder base.

Social risk management strategies can be extremely complex undertakings that must account for and balance numerous conditions, perspectives and variables across its businesses. The Company's reputation, and as an extension its businesses, could be damaged in cases where it is viewed as operating in ways that are not socially responsible.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and predominantly within the United States, which is an area of focus, and legalization may not occur in as many states as the Company expects, or may occur at a slower pace than the Company anticipates. Additionally, even if jurisdictions legalize real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than the Company anticipates, which could materially and adversely affect the Company’s future results of operations and make it more difficult to meet its expectations for financial performance.

Several American states have legalized, or are currently considering legalizing, real-money gaming, and the Company’s business, financial condition and results of operations are significantly dependent upon legalization of real-money gaming. The Company’s business plan is partially based upon the legalization of real-money gaming for a specific percent of the population on a yearly basis and the legalization may not occur as the Company has anticipated. Additionally, if a large number of additional American states or the United States federal government enact real-money gaming legislation and the Company is unable to obtain or its key customers are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming, online casino suites, sportsbook and insurance-based lottery betting websites in United States jurisdictions where such games are legalized, the Company’s future growth in iGaming, online casino suites, sportsbook and insurance-based lottery betting could be materially impaired.

As the Company enters into new jurisdictions, governments in those jurisdictions may legalize real-money gaming in a manner that is unfavourable to the Company. Further, authorities overseeing businesses and jurisdictions in which the Company already operates might pass legislation or construe existing law in an unfavourable matter. As a result, the Company may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with operations in existing jurisdictions or opportunities in new jurisdictions.

Additionally, certain American states require the Company to have a relationship with a land-based, licensed casino for online sportsbook access, which tends to increase the Company’s costs of revenue. States that have established state-run monopolies may limit opportunities for private sector participants like the Company. States also impose substantial tax rates on iGaming, online casino suites, sportsbook and insurance-based lottery betting wagering revenue, in addition to sales taxes in certain jurisdictions and a federal excise tax of 25 basis points on the amount of each wager. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than the Company expects, will make it more costly and less desirable for the Company to launch in a given jurisdiction. Additionally, tax increases in any of the Company’s existing jurisdictions may adversely impact the Company’s profitability.

Even in cases in which a jurisdiction purports to license and regulate iGaming, online casino suites, sportsbook and insurance-based lottery betting, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees.

The Company expects to be subject to a variety of American and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business.

As the Company seeks to expand in the United States and foreign markets, the Company expects to be subject to a variety of American and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to the Company’s products and services, or changes in tax laws and regulations or the interpretation thereof related to the Company’s products and services, could adversely impact the Company’s ability to operate its business as currently conducted or as the Company seeks to operate in the future, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Canadian courts have yet to clarify the scope of certain aspects of the exemption provided by section 207(1)(h) of the Criminal Code for offshore gaming services provided from Canada, and a risk exists that the Canadian authorities may commence enforcement proceedings against the Company for its activities, the Company is not aware of such proceedings against B2B solutions providers operating in Canada who solely export their products to lawful jurisdictions. Although the Company believes it is compliant with all applicable laws and regulations, there is a risk that certain activities of the Company could be found to be in contravention of any such law or regulation in Canada and the penalties for any such contravention are unknown. Additionally, changes in applicable laws or regulations or evolving interpretations of existing law could, in certain circumstances, result in increased compliance costs or capital expenditures, which could affect the Company’s profitability, or impede the Company’s ability to carry on its business which could affect its revenues. Violations of the Criminal Code or any other regulation, whether foreign or domestic, could negatively affect the reputation of the Company and the ability of the Company to obtain required regulatory licenses and registrations in Canada and elsewhere, and cause financial harm to the Company.

The Company is generally subject to laws and regulations relating to online gaming, online casino suites, sportsbook and insurance-based lottery betting in the jurisdictions in which the Company or the Company’s customers conduct their businesses or in some circumstances, of those jurisdictions in which their services are offered or available, as well as the general laws and regulations that apply to all online businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed or otherwise permitted and regulated and have adopted, or are in the process of considering, legislation and regulations to enable that to happen. Additionally, some jurisdictions in which the Company may operate could presently be unregulated or partially regulated, and therefore more susceptible to the enactment or change of laws and regulations.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets. This activity by any of the Company's customers does not necessarily amount to an infringement of laws or regulation in a given jurisdiction, but it is not uncommon for customers to cease providing interactive gaming services in an unregulated market in response to changes or intimated changes to laws or regulation. If a customer is found to have infringed laws or regulations in an unregulated jurisdiction this could materially adversely affect the Company's operations, financial performance and prospects.

The Company cannot be certain that its customers will not provide interactive gaming services to end-users in markets which prohibit interactive gambling. The Company may be considered by a regulatory body in such a restricted jurisdiction as infringing the laws or regulations of that jurisdiction on the basis that the Company is aiding the infringement by providing products or services to that customer. If a customer is found to be operating in a prohibited market, this could materially adversely affect the Company's operations, financial performance, reputation and prospects, as well as jeopardize any one or all of the Licenses and Registrations by virtue of the Company's association with, or provision of products or services to, such customer.

The Company operates in regulated jurisdictions and there can be no assurance that regulations will be consistent in different jurisdictions that the Company operates. Some countries from which the online gambling industry has historically derived revenue have introduced regulations attempting to restrict and/or prohibit online gaming and gambling, while other jurisdictions have taken the position that online gaming and gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation. The introduction of new gambling regulations or changes to the nature and scope of existing gaming and gambling regulations (and applicable laws and regulations more generally) in the territories in which the Company’s customers operates or may operate or from where the Company derives or may derive revenue could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

While certain European countries such as Malta and Gibraltar have adopted "point-of-supply" regimes which generally permit their licensees to accept wagers from any jurisdiction that does not expressly prohibit the supply of online gambling from outside such jurisdiction, other countries, including the United Kingdom, Spain and Denmark have implemented, or are in the process of implementing, "point-of-consumption" regimes which only permit the targeting of the domestic market, provided the appropriate local license is obtained and local taxes accounted for (regardless of where the operator's assets, infrastructure and employees may be located). Such licensing regimes can apply onerous compliance requirements and/or introduce product restrictions or marketing restrictions that could have an adverse effect on the Company's operations (and correspondingly on its financial performance).

Operators within the online gambling industry, including the Company, traditionally have based their own risk rationales on a remoteness of supply, adopting a "country of origin" / point-of-supply approach that justifies supplying gambling services into a jurisdiction unless there was something within the laws of that jurisdiction that explicitly outlawed such provision, and explicitly applied to such inward supply emanating from outside its borders.

Many jurisdictions have historically been unable to prevent inward remote supply due to a lack of extra-territorial enforceability of their laws. As a result, many jurisdictions have sought to regulate online gambling while a small number of other jurisdictions have sought to expand their existing legislation to explicitly prohibit such inward supply. Some jurisdictions include wording in their legislation which explicitly purports to apply extra territorially, thereby challenging the point-of-supply approach.

Certain European territories continue to maintain licensing regimes that protect monopoly providers and, in certain jurisdictions, have combined this with an attempt to prohibit or otherwise restrict all other supplies into the territory.

Future legislative initiatives and court decisions may have a material impact on the Company's operations and financial results. There is a risk that governmental authorities may view the Company as having violated their local gaming regulations and laws if the Company fails to comply with local rules and requirements, including those relating to the licenses it holds. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against the Company and its internet service providers, credit card processors, advertisers and others involved in the online gaming and gambling industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on the Company or its business partners, and may divert the attention of key executives of the Company. Such proceedings could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as its reputation.

There can be no assurance that prohibitive legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Company's business to regulate various aspects of the internet or the online gaming and gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Company's business, financial condition and results of operations, either as a result of determining that a jurisdiction should be blocked, or because a local license may be costly to obtain and/or such licenses may contain other commercially undesirable conditions.

In addition, certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming or gambling services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. While these changes may provide growth opportunities for the Company, a new licensing and regulatory regime adopted in any such country may not grant a license to the Company or may impose onerous conditions such as a requirement to locate significant technical infrastructure within the relevant territory or establish and maintain real-time data interfaces with the regulator, together with enforcement sanctions for breach thereof, taxation liabilities that make the market unattractive to the Company, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so. There is also an associated cost with creating specific bespoke, localized platforms.

If regulation is liberalized or clarified in some jurisdictions, then the Company may face increased competition from other providers. The opening of new markets, and the clarification of restrictions surrounding online gaming and gambling in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing operators. A significant increase in competition may have a material adverse effect on the Company's business, prospects, revenues, operating results and financial condition.

Legislative interpretation may result in criminality of activities in jurisdictions where the Company supplies operation gaming software.

The Company generates the majority of its income through licensing the Company's technology and games to enable gaming operators to provide gaming services to customers where such services are dependent on that software and the functionality it provides. One of the consequences of the Company's supply of operational gaming software to customers is the potential regulatory risk associated with doing so. While in many jurisdictions laws and regulations may not specifically apply to gaming software licensors (as distinct from its customers' delivery to end customers), this is not universally the case and, indeed, some jurisdictions have sought to regulate or prohibit such supply explicitly.

Furthermore, the Company relies on the continuity of supply by the Company's customers to their end-users using the gaming related software and technology which the Company licenses. Laws and regulations relating to the supply of gaming services are complex, inconsistent and evolving and the Company may be subject to such laws either directly through explicit service provision or indirectly insofar as it has assisted the supply to customers who are themselves subject to such laws.

Operators within the remote gaming industry have sought, in the past, to justify their activities by asserting that if remote gaming is permitted from the country of origin (i.e., from the point of supply) then the laws in the country of receipt would have to specifically outlaw the activity of the customer (remotely accessing interactive gaming services) or an entity in that jurisdiction or have the authority to implement laws that impacted outside the jurisdiction in order to render the activity illegal, or entitle the country of receipt to assert jurisdiction. Operators have sought to reduce any associated risks of jurisdictions forming a contrary view by limiting or omitting to have physical presence in such jurisdictions where any connected activities are not clearly legal. Several jurisdictions consider this rationale to be unjustified. Indeed, in some jurisdictions, laws have been passed to expressly criminalize the provision of (and sometimes the participation in) gaming, irrespective of where the operator is located and licensed. There is a corresponding, continuing risk to any participant in the gaming industry (be they an operator, supplier or other service provider) that jurisdictions in which customers are located may seek to argue that such a participant was acting illegally in accepting or assisting in the acceptance of wagers from its citizens or in the manner in which it operates gaming networks. This could lead to actions being brought against customers which, in turn, could have a detrimental effect on the financial performance and the Company's reputation. Similarly, where supply by the Company to the customer is critical to the gaming transaction, one cannot rule out the risk that direct enforcement action will be taken against the Company or any of the Company's employees and directors.

Many jurisdictions have not updated their laws to address the supply of remote gaming, which by its nature is a multi-jurisdictional activity. Moreover, the legality of interactive gaming and the provision of software, services and gaming network management is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents including in relation to determining in which jurisdiction the gaming takes place and therefore which law applies. This uncertainty creates a risk for the Company that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine customers' and/or the Company's activities to be illegal. This could lead to actions being brought against customers and/or the Company or any of the Company's employees and directors, all or any of which may, individually or collectively, have a detrimental effect on the Company's financial performance and the Company's reputation.

The Company seeks to keep abreast of legal and regulatory developments affecting the gaming industry as a whole. However, the Company does not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where the Company's customers derive business and, correspondingly, from where the Company may derive revenue. The Company adapts its regulatory policy and, therefore, the scope of the Company's ongoing monitoring on the basis that an individual market's materiality to both any relevant customer and to the Company may change. As such, the Company may receive revenue from customers' dealing in jurisdictions where the Company may be unaware of the full extent of enforcement risk.

Despite the monitoring undertaken by the Company and the precautions the Company takes as to the location of employees or assets, there remains a prospect that, in the event of legislation being interpreted in an unfavorable or unanticipated way, such measures are not sufficient and result in actions being brought against the Company or the Company's employees and directors, all of which would have a detrimental effect on financial performance and the Company's reputation. Furthermore, similar actions could be brought against customers with the consequence that revenue streams from such customers may be frozen or traced at the behest of authorities even if none of the Company's entities are made a party to any legal proceedings against any such customer. Customers may also face problems in legitimately moving monies in and out of certain jurisdictions which will impact upon payments from customers. Finally, there is also a risk that the Company's directors or employees or individuals engaged by the Company (or directors, employees or individuals connected to any customer) may face extradition, arrest and/or detention in (or from) such territories even if they are only temporarily present.

The application of laws designed to enshrine trade freedoms is the subject of ongoing and developing jurisprudence which, ultimately, may result in a regulatory environment that impacts negatively on multi-national stakeholders in the gaming industry such as the Company and its customers.

The way in which gaming laws are evolving is unpredictable and, in some instances, laws have appeared to have been fully implemented by certain jurisdictions in contravention of the jurisprudence and guidance given by related jurisdictions, even following review and comment on draft laws and regulations. As a result, the Company and its customers remain subject to some ongoing uncertainty and to the associated risks that such laws may, ultimately, be interpreted and implemented in a disadvantageous way.

While much global legislative action focuses on liberalizing interactive gambling regulations, in many cases these efforts move slowly, and it may take many years for markets to actually open up to licensed competitors even after laws pass. In addition, there is still potential for legislation that is intended to reduce or eliminate interactive gambling.

Regulatory perception of gaming operators and suppliers can differ from jurisdiction to jurisdiction, and the Company's operations may subject to regulatory scrutiny if perceptions shift.

While from a gaming regulatory perspective, operators that directly provide gaming services to their customers are generally perceived to be exposed to a greater degree of enforcement risk than their suppliers, in some jurisdictions laws extend to directly impact such gaming suppliers. Furthermore, a supplier's nexus with a particular jurisdiction may expose it to specific enforcement risks, irrespective of whether there has been an attempt to bring proceedings against any supported operator.

The interactive gaming market has developed such that the nature of some of the services undertaken by suppliers on behalf of operators places them closer to the actual customer transaction, arguably rendering them quasi-operators in their own right. A number of fundamental points have begun to emerge from these market developments. Suppliers cannot claim ignorance of, or indifference to, the origin of an operator's business. Indeed, enforcement proceedings brought against an operator may result in action being taken against a supplier (and even brought in the absence of the former). From a reputational and risk perspective, therefore, it is not sufficient for a supplier to avoid evaluating the risks associated with the businesses of the entities it supplies.

Ultimately, the market may view, or in the future may view, the regulatory risk associated with the business of supplying software and services to gaming operators as being comparable with the regulatory risk attaching to operators themselves. In such circumstances, there is an associated risk that investors may apply valuation methods to any such supplier that are the same as the valuation methods used to value operators, and which build in the same regulatory risk even though, in many territories, such suppliers would be considered sufficiently removed from the transactional activity to warrant the application of a discrete risk analysis. Any such actions could have a material adverse effect on the market price of our Common Shares.

The Company derives revenues from players located in jurisdictions in which the Company does not hold a licence.

In certain jurisdictions, online gaming and gambling is either not regulated at all, is subject to very limited regulation, or its legality is unclear. These jurisdictions are commonly referred to in the gaming industry as "unregulated jurisdictions". It is perhaps misleading to refer to the Company's derivation of revenues from such jurisdictions as being "unregulated". The relevant transactions and the associated player relationships that underpin them are, in fact, regulated in either Malta or Gibraltar, being the jurisdictions in which the Company either holds point-of-supply licenses or in which its commercial partners do. As such, such transactions are in fact heavily regulated but are not themselves regulated in the jurisdiction within which the player is ultimately located. There is a risk that such jurisdictions may enact regulations relating to online real money or social gaming and that the Company may be required to register its activities or obtain licenses (or obtain further registrations or licenses, as applicable), pay taxes, royalties or fees, or that the operation of online gaming and gambling businesses in such jurisdictions may be prohibited entirely. The implementation of additional regulatory requirements or payments in such jurisdictions may have an adverse effect on the viability of the Company's operations, business, or financial performance. Where the Company or its partners fail to obtain the necessary registrations or licenses, make the necessary payments, or operate in a jurisdiction where online gaming and gambling is deemed to be or becomes prohibited, the Company or its partners may be subject to investigation, penalties or sanctions, or be forced to discontinue operations entirely, which may negatively impact the Company's business, prospects, revenues, operating results and financial condition.

Certain of the Company's technology providers, payment processing partners, or other suppliers of content or services (collectively, "Infrastructure Services") may cease to provide, or limit the availability of, such Infrastructure Services to the extent the Company derives revenue from, or makes such Infrastructure Services available to customers in, unregulated jurisdictions. Were the Company's access to such Infrastructure Services to become unavailable or limited as a result of operations servicing customers located in unregulated jurisdictions, the Company's business, prospects, revenues, operating results and financial condition may be adversely affected. There is also a risk that they may not be able to source suitable or economical replacements if such Infrastructure Services becomes unavailable.

Unregulated jurisdictions may lack or have diminished regulations relating to, amongst other things, consumer protection, the prevention of money-laundering, game fairness and technology or data security which may be detrimental to customers. There is a risk that unscrupulous online gaming and gambling operators that actually operate from within unregulated jurisdictions may fail to maintain effective policies, procedures and safeguards in the aforementioned areas and that the actions or omissions of such unscrupulous operators may damage the reputation of all online gaming and gambling businesses operating in unregulated jurisdictions or lead to the adoption of new regulations. This may negatively impact the Company's business, prospects, revenues, operating results and financial condition.

If any gaming authority with jurisdiction over the Company’s business were to find an applicable officer, director, employee or significant shareholder of the Company unsuitable for licensing or unsuitable to continue having a relationship with the Company, the Company may be required to sever its relationship with that person.

As part of obtaining real-money gaming licenses, the responsible authority will generally assess an applicant's directors, officers, and employees and, in some instances, significant shareholders, to determine an applicant's suitability to conduct gaming operations. The criteria used by gaming authorities to make this determination varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. If any gaming authority with jurisdiction over the Company’s business were to find an applicable officer, director, employee or significant shareholder of the Company unsuitable for licensing or unsuitable to continue having a relationship with the Company, the Company may be required to sever its relationship with that person (which may be difficult in the case of a significant shareholder), and the Company may be subject to disciplinary action or risk losing its license if it fails to sever such relationship or if it pays that shareholder dividends on its voting securities, allows that shareholder to exercise, directly or indirectly, any voting rights on its securities, or fails to pursue all lawful efforts to require the shareholder to relinquish its voting securities.

Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on the Company’s present activities or the past activities of the Company or one of its subsidiaries, or the past or present activities of their or the Company’s directors, officers, employees, significant shareholders or third parties with whom the Company has relationships, which could adversely affect the Company’s operations or financial condition.

If additional gaming regulations are adopted in a jurisdiction in which the Company operates, such regulations could impose restrictions or costs that could have a significant adverse effect on the Company. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which the Company has existing or planned operations that, if enacted, could adversely affect the Company’s directors, officers, key employees, or other aspects of the Company’s operations. The Company can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability requirements of the Company’s directors, officers, key employees and significant shareholders. Any failure to renew or maintain the Company’s licenses or to receive new licenses when necessary would have a material adverse effect on the Company.

The Company may become subject to any number of laws and regulations that may be adopted with respect to the internet and electronic commerce generally.

In addition to regulations pertaining specifically to online gambling, the Company may become subject to any number of laws and regulations that may be adopted with respect to the internet and electronic commerce generally. New laws and regulations that address issues such as consumer protection, user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the internet and electronic commerce is fluid and uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are actually applicable to the remote supply of online gambling content and products. The adoption of new laws or regulations relating to the internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the internet for gaming and gambling, and result in a decrease in the demand for the Company’s products and services, increase the Company’s cost of doing business or could otherwise have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The scope, enforcement and interpretation of the laws that are or may be applicable to the Company and its subsidiaries are often uncertain and may be conflicting.

The Company and its subsidiaries are incorporated under the laws of, and/or will operate offices in, Canada, the United Kingdom, the United States, Slovenia, Malta, and Cyprus. The Company and its subsidiaries are and will be subject to a variety of laws in Canada, the

United Kingdom, the United States, Slovenia, Malta, jurisdictions where it holds the Licenses and Registrations, and abroad, including laws regarding privacy, intellectual property, taxation and distribution that are continuously evolving and developing. It is also likely that as business grows and expands, the Company will become subject to laws and regulations in additional jurisdictions. Compliance with applicable laws or regulations could be very difficult or liability could arise under these laws or regulations, including due to amendments to or evolving interpretation and enforcement of such laws and regulations. As a result, the Company could be directly harmed, and may be forced to implement new measures to reduce the exposure to this liability. This may require substantial resources to be expended, which could harm the Company’s business, financial condition, results of operations and prospects.

Governments and regulatory authorities in some jurisdictions in which the Company's content originates or its users reside, impose rules and regulations affecting the third-party-owned communications networks over which the Company's services are accessed, including internet and mobile connectivity, and affecting the content distributed to the public as part of the Company's offerings.

In certain circumstances governmental regulation of the internet, which is frequently controversial, protects the Company's activities from certain tactics by competitors or potential competitors. Should efforts to overturn this governmental regulation prove successful, network services providers could impose restrictions that adversely impact the Company's ability to deliver content on an equal footing with other audiovisual media providers, which could have an adverse effect on the Company's business, financial condition, results of operations and prospects.

Network services and media distribution are frequently subject to particular rules or regulations. Guidelines or rules are in place in many jurisdictions, with varying degrees of enforcement, with respect to both network services, including network neutrality and media, including content exclusivity and standards. However, although regulatory schemes can vary significantly from jurisdiction to jurisdiction, the Company is not aware of regulations in any material jurisdiction that would require it to be licensed to carry on its activities over the public Internet in those jurisdictions, except with respect to the Licenses and Registrations.

The Company is subject to governmental regulation and other legal obligations related to privacy, data protection and information security, and the processing of user data and personal data. If the Company is unable to comply with these, the Company may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity. The Company collects and processes personal, financial and other data about individuals including when individuals register for the Company’s newsletters, visit the Company’s websites, and participate in the Company’s products and generally when the Company performs its administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the European Union, United States (federal and state), and other jurisdictions around the world, including the GDPR, the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act and Telephone Consumer Protection Act, and state laws regarding unfair and deceptive business acts and practices, and the California Consumer Privacy Act. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with the Company’s existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. Most of the jurisdictions in which the Company operates have established their own data privacy and security legal frameworks.

The Company may require the registration of its users or end users prior to their accessing its offerings or certain features of its offerings and, in any event, it may be subject to legislation and regulations on the collection, storage, retention, transmission and use of user data and/or personal data that is collected. For example, in the EEA, the Company is subject to the GDPR, national implementing laws of the GDPR and, in the United Kingdom, the Company is subject to the United Kingdom data protection regime consisting primarily of the United Kingdom General Data Protection Regulation and the United Kingdom Data Protection Act 2018, in each case in relation to the Company’s collection, control, processing, sharing, disclosure and other use of personal data, with each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, customers and data subjects. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR. Also, other jurisdictions have also adopted regulations governing electronic marketing and the use of "cookies" and other tracking technologies, which may apply to the Company and could adversely impact the way the Company serves users or customers and advertises in these jurisdictions. The Company's efforts to comply with such legislation and regulations and/or protect personal information may be unsuccessful due to a variety of factors, including inadequate notification to users, insufficient internal documentation, software bugs or technical malfunctions, employee error or malfeasance.

The Company transmits and stores a large volume of data in the course of supporting its offerings. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with the Company's data protection practices and results in additional compliance or changes in the Company's business practices, or both, and liability or sanction under these laws. In addition, because its offerings are accessible in many jurisdictions, the Company may be required to comply with local laws, even where the Company has no local operating entity, employees, infrastructure or other physical presence in those jurisdictions.

We have invested, and expect to continue to invest, significant resources to comply with the GDPR and other data privacy laws and regulations. Failure to meet any of the requirements of these laws and regulations could result in significant penalties or legal liability, adverse publicity and/or damage to our reputation, which could negatively affect our business, results of operations and financial condition.

In addition, the implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection.  Such laws may further continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in taxation rates or law, or misinterpretation of the law or any failure to manage tax risks adequately could result in increased charges, financial loss, including penalties and reputational damage, and which could have a material adverse effect on the Company's prospects, business, financial condition and results of operations.

End-users are located in a number of different jurisdictions. Revenues earned from end-users located in a particular jurisdiction may give rise to the imposition of direct, indirect or turnover taxes in that jurisdiction. In addition, as customers need to continue to obtain local licenses to enable them to target specific markets, they may be obliged to pay non-gaming local taxes too. This potentially could erode customers' margins for particular markets, which in turn may affect the financial viability of a specific market, and/or result in the customer wishing to renegotiate its arrangements with the Company.

If the Company is found to be, or one of the Company's subsidiaries is found to be, or to have been, a tax resident in any jurisdiction other than that in which it is incorporated or domiciled or to have a taxable permanent establishment or other taxable presence elsewhere, this may have a material adverse effect on the amount of tax payable by the Company. Furthermore, any change in the Company's tax status or in taxation legislation, practice or its interpretation could adversely affect the post-tax returns to shareholders.

With regard to regulated gaming activities, generally speaking, such activities will not only be subject to direct corporate taxation, but also indirect taxes and gaming duties. As the regulatory environment continues to develop, it is becoming clear that the taxation environment may become less favorable, as jurisdictions seek to impose their own regulation and taxation regimes on what was, traditionally, an offshore activity. As a consequence of an increased taxation burden affecting customers and/or Bragg, the Company may see a reduction in related revenue share or a pressure to re-negotiate with key customers.

The loss of a license or registration from one of the Company's customers may have a material adverse impact on the Company's operations, financial performance, and prospects.

The Licenses and Registrations and the gaming licenses of any of its customers may not be renewed or may be revoked for a variety of reasons, including the failure by the Company's directors, officers or senior management or significant shareholders or other investors to adequately comply with the suitability, information reporting or other requirements of licensing and regulatory authorities. Such revocation or non-renewal may materially adversely affect the Company's operations, financial performance, and prospects. The revocation of a gaming license could also result in reputational damage to the Company, may cause the Company's other licenses to be subject to review and could materially adversely affect the Company's operations, financial performance and prospects.

DIVIDENDS AND DISTRIBUTIONS

The Company has neither declared nor paid any dividends on its Common Shares since the date of its incorporation. Any payments of dividends on the Common Shares will be made in accordance with the CBCA and will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Board may consider appropriate under the circumstances. It is unlikely that the Company will pay dividends in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without nominal or par value. As of the date of this AIF, there are 23,219,700 Common Shares issued and outstanding. The holders of Common Shares are entitled to one vote per Common Share at any meeting of the Shareholders and to receive the property of the Company on liquidation, dissolution or winding-up. The Common Shares carry no special rights or restrictions.

Equity Awards

In addition to streamlining the administration of equity incentives, the purpose of the Company's Omnibus Equity Incentive Plan ("Omnibus Plan") is to advance the interests of the Company and its affiliates by: (a) attracting, rewarding and retaining highly competent persons as directors, officers, employees and consultants of the Company; (b) providing additional incentives to such persons by aligning their interests with those of the shareholders; and (c) promoting the success of the Company's business.

The Omnibus Plan is a "fixed" security-based compensation plan, and the Company has authorized up to 3,965,000 Common Shares available for issuance under the Omnibus Plan, less stock options ("Options") and deferred share units ("DSUs") previously awarded and outstanding under former stock option plans.

The number of Common Shares issuable to insiders of the Company within any one-year period under the Omnibus Plan, together with any other security-based compensation arrangement, may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis). In addition, the aggregate number of Common Shares issuable to any one person in any one-year period under the Omnibus Plan, together with any other security based compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis).

The Omnibus Plan provides for the grant of Fixed Stock Options (“FSOs”), DSUs, restricted share units ("RSUs"), performance share units ("PSUs"), stock appreciation rights ("SARs") and other share-based awards (each an "Award" and collectively, the "Awards"). All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an "Award Agreement"). Awards may be granted alone, in addition to, or in tandem with any other Award or any award granted under another plan of the Company or an affiliate. Awards granted in addition to or in tandem with other Awards may be granted either at the same time or at different times. The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of Awards granted pursuant to the Omnibus Plan are to be determined by the Board, subject to the express provisions of the Incentive Plan and the applicable award agreement. The Omnibus Plan also gives the Board discretion to make other equity incentive awards, subject to the approval of the TSX.

As at the date of this AIF, there are 1,777,276 FSOs, 498,000 RSUs, and 225,154 DSUs outstanding pursuant to the Omnibus Plan.

Additional information regarding the Omnibus Plan and the criteria the Board uses in determining grants of Equity Awards is discussed in the Company’s management information circular dated May 4, 2022 filed on www.sedarplus.ca under the Company’s profile.

Warrants

As of this date of this AIF, the Company has 979,048 warrants issued and outstanding as a result of issuance of convertible debt. Warrants are convertible to one Common Share with an exercise price of C$9.28.

MARKET FOR SECURITIES

Trading Price and Volume

On December 27, 2018, the Common Shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) under the symbol "BRAG". On January 27, 2021, the Common Shares began trading on the TSX under the ticker symbol "BRAG" and ceased trading on the TSXV. On August 27, 2021, the Common Shares began trading on the Nasdaq under the ticker symbol "BRAG". The following table sets out trading information for the Common Shares for the periods indicated as reported by the TSX and Nasdaq for the most recently completed financial year.

On April 29, 2021, the Company filed articles of amendment to affect the consolidation of the Common Shares on the basis of one new post-consolidation Common Share for every 10 pre-consolidation Common Shares. Changes in share volumes and share prices as a result of the consolidation have been applied retrospectively to this Annual Information Form.

TSX

Period	High (C$/share)	Low (C$/share)	Volume
2023
December	7.84	6.59	362,491
November	7.85	5.87	865,382
October	6.62	5.70	444,191
September	7.50	5.74	952,322
August	7.77	6.45	892,624
July	7.06	4.02	1,086,409
June	4.60	3.91	524,759
May	5.10	4.24	434,241
April	5.05	4.44	339,774
March	5.55	4.60	535,799
February	5.82	4.84	566,894
January	6.42	4.78	556,906

Nasdaq

Period	High (US$/share)	Low (US$/share)	Volume
2023
December	5.80	4.85	192,139
November	5.78	4.33	314,179
October	4.88	4.05	141,321
September	5.51	4.26	167,003
August	5.80	4.93	254,302
July	5.36	3.07	464,012
June	3.45	2.95	97,225
May	3.80	3.13	44,123
April	3.81	3.23	49,245
March	4.19	3.41	30,678
February	4.33	3.64	23,891
January	4.64	3.65	65,032

Prior Sales

The following table sets out the securities issued during the most recently completed financial year that are not listed or quoted in a marketplace other than Options. The principal terms of equity awards are described above under "Description of Capital Structure – Equity Awards".

Date Issued	Type of Security	Amount Issued	Issue Price
August 15, 2023	Stock Options	83,477	C$7.38 per share(1)
January 1, 2023	Restricted Share Units	187,500	N/A
November 20, 2023	Restricted Share Units	46,875	N/A

Notes:

(1)	Each Stock Option is exercisable into one Common Share at a price of C$7.38 per share, for a period of ten years from the date of grant

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

At the date of this AIF, in respect of each officer and director of the Company, the following table sets out such officer’s or director’s municipality of residence, the number and percentage of voting securities beneficially owned, directly or indirectly, or over which such officer or director exercises control or direction, the office held by such officer or director and his principal occupation during the past five years.

Name, City, Province and Country of Residence	Position	Principal Occupation(s) During the Five Preceding Years	Director / Officer Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)	Percentage of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Matevž Mazij Zagreb, Croatia	Chair of the Board Chief Executive Officer Member of Governance and Nomination Committee	Founder and Managing Director of Oryx Gaming	January 20, 2021	4,622,000	19.9%
Ronen Kannor Israel	Chief Financial Officer	CFO of Stride Gaming Plc	May 15, 2020	6,612	0.0%
Yaniv Spielberg Toronto ON, CA	Chief Strategy Officer Corporate Secretary	Founding member of Legacy Eight Group	December 21, 2018	82,561	0.4%
Holly Gagnon Southampton, MA, US	Lead Director Chair of Audit Committee Member of Compensation Committee

Distinguished Fellow for the International Gaming Institute at the University of Nevada, Las Vegas

President of HGC Hospitality Gaming Consulting

CEO of Seneca Gaming Group

Senior strategic advisor for Spectrum Gaming Group

			May 11, 2021	nil	nil

Name, City, Province and Country of Residence	Position	Principal Occupation(s) During the Five Preceding Years	Director / Officer Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)	Percentage of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Mark Clayton Las Vegas, NV, US	Director Chair of Compliance Committee Member of Audit Committee Member of Compensation Committee Member of Governance and Nomination Committee	Chair, Global Gaming Practice Greenberg Traurig, LLP Independent member of several gaming committees	July 25, 2022	25,000	0.1%
Don Robertson Hawkestone, ON, CA	Director Member of Audit Committee Member of Governance and Nomination Committee Member of Compensation Committee	Managing Director and Head of Global Mergers and Acquisitions at Scotiabank	June, 22, 2023	25,000	0.1%
Kent Young Reno, NV, US	Director Chair of Compensation Committee Member of Compliance Committee	Founder of Spin Games LLC	June, 22, 2023	569,135	2.5%

Name, City, Province and Country of Residence	Position	Principal Occupation(s) During the Five Preceding Years	Director / Officer Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)	Percentage of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Ron Baryoseph Toronto, ON, CA	Director Member of Compliance Committee Member of Governance and Nomination Committee	President of RBY Gaming	June, 22, 2023	nil	nil

Notes:

(1)	Undiluted.

The directors of the Company are elected by the Shareholders at each annual general meeting and serve until the next annual general meeting, or until their successors are duly elected or appointed. Officers of the Company are appointed by the Board.

At the date of this AIF, 5,330,308 Common Shares were beneficially owned, or controlled or directed, directly or indirectly, by the current directors and executive officers of the Company as a group, representing 23.0% of the issued and outstanding Common Shares on a non-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the Company’s knowledge, none of the directors or executive officers of the Company is, or has been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that (i) while such person was acting in that capacity was the subject of a cease trade order, an order similar to a cease trade order; an order that denied the company access to any statutory exemption under Canadian securities legislation, in each case for a period of more than 30 consecutive days (each, an "Order") or (ii) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the Company's knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

●	is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
●	has, within the ten years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To the Company's knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the directors or officers of the Company are also directors, officers and/or promoters of other reporting and non-reporting issuers. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in general acting on behalf of the Company, notwithstanding that they will be bound by the provisions of the CBCA to act at all times in good faith in the interest of the Company and to disclose such conflicts to the Company if and when they arise. To the best of its knowledge, the Company is not aware of the existence of any material conflicts of interest between the Company and any of its directors and officers as of the date of this AIF. The Shareholders must appreciate that they will be required to rely on the judgment and good faith of its directors and officers in resolving any conflicts of interest that may arise.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On August 11, 2017, shareholders of Full Color Games, Inc. ("FCGI") filed a derivative lawsuit in District Court, Clark County, Nevada against David Mahon, the CEO of FGCI ("Mahon"), and his solely-owned companies (the "Lawsuit"). The Lawsuit was filed against Mahon for self-dealing, embezzling money from FCGI, and defrauding the shareholders of FCGI. On November 13, 2019, Mahon, on behalf of FCGI, filed a complaint, which brought claims against the Company and its subsidiaries, employees, former employees, and Matevž Mazij as third-party defendants. The claims allege that a former director of the Company intended to steal intellectual property from Mahon, and usurp opportunities from Mahon by way of wrongful conduct. The Company has served discovery, and has filed a motion to compel productions of documents, and depositions have occurred. There is currently no trial date set.

The Company continues to believe this action and its claims are without merit and will defend the action vigorously.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director or executive officer of the Company or any shareholder holding, of record or beneficially, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company within the three years preceding the date of this AIF or in any proposed transaction, which has materially affected or would materially affect Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts entered into by the Company, including certain contracts entered into in the last fiscal year and material contracts entered into before the last fiscal year which are still in effect:

●	On June 2, 2021, the Company entered into a purchase agreement with Wild Streak to acquire 100% of the membership interests in Wild Streak. The Company agreed to pay a purchase price consisting of: (i) US$10 million in cash; and (ii) US$20 million in Common Shares, of which US$10 million worth of Common Shares will be payable on the first anniversary of the closing date of the Wild Streak Acquisition and US$5 million worth of Common Shares will be payable on each of the next two anniversaries of the closing date of the Wild Streak Acquisition.
●	On May 12, 2021, the Company entered into a purchase agreement with Spin to acquire 100% of the membership interests in Spin. The Company agreed to pay a purchase price consisting of: (i) US$10 million in cash; and (ii) US$20 million in Common Shares, of which US$5 million worth of Common Shares will be payable on closing and US$5 million worth of Common Shares will be payable on each of the next three anniversaries of the closing date of the Spin Acquisition. The transaction closed on June 1, 2022.
●	On September 5, 2022, the Company entered into the Funding Agreement with Lind. The Face Value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into Common Shares at a conversion price equal to 87.5% of the VWAP immediately prior to each conversion. The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or US$1.0 million if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Common Shares in such circumstances.
●	On November 7, 2023 – the Company extended its agreement with Entain Plc to supply Entain PLc’s Dutch iGaming operator, BetCity.nl, with the Company’s PAM platform until 2025. BetCity.nl will continue to utilize Bragg’s content and product delivery services on an exclusive basis for the duration of the extended PAM agreement, allowing Bragg to provide its proprietary, exclusive and aggregated casino content as well as the delivery of sports betting products to customers of the leading Dutch market operator. In addition, Bragg will integrate with several new iGaming suppliers to further enhance the localized content portfolio the Company provides to the market in the Netherlands.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company's most recently completed financial year other than MNP LLP, the Company's auditors. MNP LLP are independent in accordance with the auditor's rules of professional conduct of the Institute of Chartered Accountants of Ontario.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. Neither MNP LLP nor its partners or associates beneficially own, directly or indirectly, any of the outstanding Common Shares of the Company.

AUDIT COMMITTEE DISCLOSURE

The following information regarding the audit committee of the Board (the "Audit Committee") is required to be disclosed pursuant to National Instrument 52-110 – Audit Committees ("NI 52-110").

Pursuant to applicable laws, the policies of the TSX and NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, all of which are not officers, control persons or employees of the Company or an affiliate of the Company.

NI 52-110 requires the Company to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee is responsible for the Company's financial reporting process and the quality of its financial reporting. In addition to its other duties, the Audit Committee reviews all financial statements, annual and interim, intended for circulation among Shareholders and reports upon these to the Board. In addition, the Board may refer to the Audit Committee other matters and questions relating to the financial position of the Company. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management and the external auditors and monitors independence of those auditors.

Audit Committee’s Charter

The Board is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the Shareholders.

The Audit Committee has the general responsibility to review and make recommendations to the Board on the approval of the Company's annual and interim financial statements, the management discussion and analysis and the other financial information or disclosure of the Company. More particularly, it has the mandate to:

(a)	Oversee all the aspects pertaining to the process of reporting and divulging financial information, the internal controls and the insurance coverage of the Company;
(b)	Oversee the implementation of the Company's rules and policies pertaining to financial information and internal controls and management of financial risks and to insure that the certifications process of annual and interim financial statements is conformed with the applicable regulations; and
(c)	Evaluate and supervise the risk control program and review all related party transactions.

The Audit Committee makes sure that the external auditors are independent from management. The Audit Committee reviews the work of outside auditors, evaluates their performance, evaluates their remuneration and makes recommendations to the Board. The Audit Committee also authorizes non- related audit work. A copy of the Charter of the Audit Committee is annexed hereto as Schedule "A".

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independence and Financial Literacy(2)
Holly Gagnon(1)	Independent and Financially Literate
Don Robertson	Independent and Financially Literate
Mark Clayton	Independent and Financially Literate

Notes:

(1)	Chair of Audit Committee.
(2)	Within the meaning of NI 52-110.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of their responsibilities as an Audit Committee member is as follows:

Holly Gagnon, Director

Ms. Gagnon is the President of HGC Hospitality Gaming Consulting and is a Senior Strategic Advisor for the Spectrum Gaming Group. Ms. Gagnon has served as CEO of the Seneca Gaming Corporation, Chumash Enterprises for the Santa Ynez Band of Chumash Indians, Pearl River Resort in Mississippi, and previously held key financial and operational roles with Caesars Entertainment Corporation, MGM Resorts International and Harrah’s Entertainment Inc.

Don Robertson, Director

Don Robertson has over 25 years of corporate finance, risk management and governance experience. He recently retired from his role as Managing Director and Head of Global Mergers & Acquisitions at Scotiabank and is currently serving as Vice Chair of the Board and Chair of the Audit Committee for Orillia Power Generation Corporation. Prior to joining Scotiabank, Mr. Robertson served as Chief Executive Officer, Canada and Head of Corporate Finance, Americas at Standard Chartered Bank. Don has also held senior investment banking roles at Credit Suisse and RBC Capital Markets. He holds an Honors Bachelor of Commerce from Laurentian University, an MBA from the Schulich School of Business (York University), and a Juris Doctor from Osgoode Hall Law School (York University). He was called to the Bar of Ontario in 1998.

Mark Clayton, Director

Mr. Clayton is an internationally recognized gaming attorney whose experience includes serving as a Member of the Nevada Gaming Control Board, as Chief of the Nevada Gaming Control Board’s Corporate Securities Division, as General Counsel and Company Secretary for several United States listed gaming companies, and as a gaming and corporate attorney for a number of gaming companies. From 2014 to 2022, he served as Chair of Greenberg Traurig L.P.’s global gaming practice where he oversaw the firm’s international gaming practice for clients including Genting Berhad, Caesars Entertainment, Las Vegas Sands, 888 Holdings, DraftKings, Flutter and Entain, as well as various investment banks and lenders to the industry. He was a member of the Nevada State Gaming Control Board from 2005-2008. Mr. Clayton currently serves as an independent member several gaming compliance committees and during his career he also served on the compliance committees at Caesars Entertainment, The Cosmopolitan of Las Vegas, and Silicon Gaming. Mr. Clayton holds a J.D., with honors, from the Pepperdine University School of Law and a B.S. in Business Administration, Accounting and Finance from Washington University in St. Louis. He is a Member of the State Bar of Nevada and has served as Vice Chair for its Gaming Law Section.

Audit Committee Oversight

At no time since the commencement of the fiscal year ended December 31, 2023 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the fiscal year ended December 31, 2023 has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

Aggregate fees from the Auditor for the fiscal year ended December 31, 2023 and fiscal year ended December 31, 2022 were as follows:

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2023	December 31, 2022
	(C$)	(C$)
Audit Fees	657,853	524,300
Audit-related Fees	184,575	171,200
Tax Fees(1)	336,497	252,505

Notes:

(1)	Fees charged for tax compliance, tax advice and tax planning services.

ADDITIONAL INFORMATION

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and interests of insiders in material transactions, where applicable, is contained in the Company’s management information circular filed on SEDAR+ at www.sedarplus.ca. Additional financial information is contained in the Company’s audited financial statements and MD&A for the Company’s most recently completed financial year, copies of which have been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Ontario and Quebec.

Such documents, as well as additional information about the Company, may be found on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company's name.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

BRAGG GAMING GROUP INC.

This Audit Committee charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the "Committee") of the directors (the "Board") of Bragg Gaming Group Inc. (the "Company").

1.PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	accounting, financial reporting and disclosure requirements;
(b)	ensuring that an effective risk management and financial control framework has been implemented by management of the Company; and
(c)	external and internal audit processes.

2.COMPOSITION AND MEMBERSHIP

(a)

The members (collectively "Members" and individually a "Member") of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of the Company.

(b)

The Committee will consist of at least three Members. Every Member must be a director of the Company. Each Member shall be independent to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and requirements of all exchanges on which the securities of the Company are listed for trading (collectively "Applicable Laws"). No Member may have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time during the past three years. Each Member must be financially literate to the extent required by (and subject to the exemptions and other provisions set out in) Applicable Laws. In this Charter, the terms "independent" and "financially literate" have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws. At least one Member must have accounting or related financial management expertise, and, if applicable, meet any elevated financial expert criteria under applicable securities laws and the rules and regulations of all exchanges on which the securities of the Company are listed for trading.

(c)

The chair of the Committee (the "Chair") will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary.

3.MEETINGS

(a)

Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b)

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)

The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chair of the meeting.

(d)

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

(e)

The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws.

(f)

In advance of every regular meeting of the Committee, the Chair will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

(g)	Meet in camera with only the auditors (if present), with only management (if present), and with only the Members at every Committee meeting;

4.DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1Financial Reporting and Disclosure

(a)

review and recommend to the Board for approval, the audited annual financial statements of the Company, including the auditors' report thereon, the management's discussion and analysis of the Company prepared in connection with the annual financial statements, financial reports of the Company, and any initial public release of financial information of the Company through press release or otherwise, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)

review and approval of the quarterly financial statements of the Company including the management's discussion and analysis prepared in connection with the quarterly financial statements, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(c)

review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;

(d)

review with management and with the external auditors significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards ("IFRS") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company's financial position and the results of its operations in accordance with IFRS; and

(e)	annually review the Company's corporate disclosure policy and recommend any proposed changes to the Board for consideration.

4.2Internal Controls and Audit

(a)

review and assess the adequacy and effectiveness of the Company's system of internal control and management information systems through discussions with management and the external auditor of the Company to ensure that the Company maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company's transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of the Company and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time, with any such internal audit department reporting directly to the Audit Committee;

(b)

satisfy itself that management has established adequate procedures for the review of the Company's disclosure of financial information extracted or derived directly from the Company's financial statements;

(c)	periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations;
(d)	review and discuss the major financial risk exposures of the Company and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;
(e)

review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of the Company's risk management policies and procedures with regard to identification of the Company's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company;

(f)	review and assess annually, and in the Committee's discretion make recommendations to the Board regarding, the investment policy, if any, of the Company; and
(g)

establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.3External Audit

(a)

be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(b)	ensure the external auditors report directly to the Committee on a regular basis;
(c)

ensure the receipt from the external auditors of a formal written statement delineating all relationships between the auditor and the Company, actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the Board take, appropriate action to oversee the independence of the outside auditor;

(d)	review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e)	review the audit plan of the external auditors prior to the commencement of the audit;
(f)

establish and maintain a direct line of communication with the Company's external and, if applicable, internal auditors; review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(g)

oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial reporting;

(h)

review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of the Company and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(i)

discuss with the external auditors their perception of the Company's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(j)

review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(k)

review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4Non-Audit Services

(a)

pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Chair shall have the authority to pre-approve non-audit services but pre-approval by the Chair so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.5Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of the management of the Company. The Committee is not accountable or responsible for the day-to-day operation or performance of such activities.

5.REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. Minutes of each meeting of the Committee and each written resolution passed by the Committee will be circulated to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding the Company and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of the Company.

The Company will provide for appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any legal, financial and other advisors, consultants and experts employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

7.REVIEW OF MANDATE

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.